10/29

02055724

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Magician Industries Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 13 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4358 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 11/5/02

82-4358

ARS
3-31-02
82-4358

02 OCT 29 AM 11:10



MAGICIAN

INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

Uniquely stylish designs coupled with consummate skill always bring out the quintessence of an ordinary houseware item, which is akin to that of a piece of artwork. A houseware item possessing distinguished features in being both practical and aesthetic at the same time can be regarded as a piece of "household artwork", which defies time and remains fashionable despite age, reflecting the ingenuity of the craftsman as well as the good taste of the person who is fortunate enough to own it.

Simplicity and coziness are prime characteristics of contemporary life style, and they go hand in hand with "household artwork" of good taste and quality. The charms of a piece of household artwork are irresistable. It is an object of envy, which though not easily accessible at one time, can now be readily acquired and placed in close reach. In it, art and life combine and integrate with each other, conjuring up into a colourful world.



While keeping pace with modern times, household wares are constantly improved and regenerated, leaving behind all those that soon become classic and old fashioned. With incessant creativity, a household object can be made into a household artwork, standing in the forefront of the trend and lifestyle of a new century.

獨具匠心的設計，配以精湛的工藝，每每令一件平凡的家居生活用具，流露像藝術品般渾然天成的神韻。華實並重，內外俱佳的家居產品，可說是「生活藝術品」，跨越時間鴻溝，歷久常新；不獨突顯設計者非凡的創意，更能反映主人對生活品味的要求。

簡約舒適—是新世紀生活的表彰；質優簡雅的生活藝術品，更是今日生活中的首選。生活藝術品散發的魅力，教人欣羨；縱使昔日無緣觸碰，如今也能輕易網羅，近在咫尺。生活、藝術，水乳交融；幻化彩色世界。

與時並進，生活用具也推陳出新，跳出傳統框框，透過不斷注入的創意，昇華形成生活藝術品，是帶動新世紀家居生活潮流的先驅。













CONTENTS





MAGICIAN AT A GLANCE

Magician Industries (Holdings) Limited (the "Company") is a well-established manufacturer and distributor of a most comprehensive range of household and related specialty products, selling such products as well as providing OEM and ODM services to wholesalers and retailers in the whole world. **Magician** has its head office in Hong Kong and production facilities in Shenzhen, the People's Republic of China (the "PRC") On top of that, **Magician** possesses an efficient sales and distribution network in 29 major cities in Mainland China, spanning over a vast region from Guangzhou in southern China to Harbin in the north. It has also recently expanded into cities in China's western region, including Yunnan.

With value-added products and services, effective brand name promotions and well-established R&D teams, **Magician** occupies a leading position among housewares manufacturing industries worldwide. .



Magician's products also have their own distinctive brand names, including the widely-recognized "NICOLE design", which are available in more than 3,000 sales outlets throughout the PRC.

In order to constantly maintain a competitive edge, **Magician** actively provides a variety of value-added products to its customers. In addition to being an OEM partner to world-renowned and leading housewares providers, wholesalers, large retail markets and specialty sales outlets, the Company and its subsidiaries (the "Group") have also taken up ODM roles, integrating innovative design and function into its products. Over time, this has afforded **Magician** the opportunity to serve an increasingly large segment of the worldwide market.

Magician has carried on its business since the early seventies, but such long history and vintage origin have not prevented it from evolving and keeping pace with the latest technological advances. In fact, **Magician** is constantly focusing on state-of-the-art technology and modern trends, and has always spared no efforts in up-grading its products both in design and function throughout its operations. **Magician** has employed and will continue to employ advanced information technologies in order to increase production efficiency, and in turn, to enhance profits without compromising in quality. Employment of advanced information technologies will also strenghthen centralized production control in its factories .

With its well-planned and well-defined development strategies, meticulously supervised manufacturing operations, a vast and efficient sales network, as well as prudent management and financial control, **Magician** is effectively paving its way to increasing success, by taking advantage of new and exciting opportunities surrounding it. Adding to these factors the extraordinary diligence and dedication of the management team and staff, **Magician** will undoubtedly have tremendous potential for growth, benefiting from each and every one of those opportunities that come its way, and will be able to position itself for continued growth for many years to come.

CORPORATE INFORMATION





BOARD OF DIRECTORS

Executive Directors
Mr KONG Yick Ming *(Chairman)*
Mr KU Ling Yu, John

Non-Executive Directors
Mr WONG Kwong Chi
Mr KU Yee Hong, Derek
Mr KEUNG Sau Tim

Independent Non-Executive Directors
Mr TSUI Sing Kee, Rawdon
Mr CHEUNG Sun Lung
Mr NG Wai Lung

COMPANY SECRETARY

Mr KWONG Lin Pik, Alvin

REGISTERED ADDRESS

Clarendon House, Church Street, Hamilton HM11, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong

SECURITIES CODES

Hong Kong Stock Code: 526
American Depositary Receipt, Programme – Level 1 ,Trading Symbol: MGCIY

AUDITORS

Arthur Andersen & Co
Certified Public Accountants,
21st Floor, Edinburgh Tower,
The Landmark, 15 Queen's Road Central, Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Citibank N.A.
The Hongkong and Shanghai Banking Corporation Limited
ABN•AMRO Bank

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road ,Pembroke, Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong

INVESTOR RELATIONS ADVISOR

PR Concepts Company Limited

PROFILES OF DIRECTORS AND SENIOR MANAGEMENT


Summer Plastic
Drinkware
Storage
Container
Storage
Container

PROFILES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr KONG Yick Ming, aged 50, is the Chairman and Chief Executive Officer of the Company. He is responsible for corporate policy making, strategic planning, marketing and sales of the Group. Mr Kong has over 27 years' experience in the manufacture and sale of plastic and metal general houseware, kitchen ware, gift items, bathroom accessories and related household accessories. Mr Kong has been granted Young Industrialist Awards of Hongkong in 1996 and has been the honorary secretary of The Hong Kong Young Industrialists Council Limited for 1997 - 1998. He has also been the president of The Rotary Club of Tsuen Wan for 1995 - 1996 and is also the part-time vice president of The Xian Industries & Commerce Association for 2002. Mr Kong has been awarded Associateship by the Professional Validation Council of Hong Kong Industries in 2002.



Mr KU Ling Yu, John, aged 54, is a solicitor and notary public, practising in Hong Kong since 1975. He was appointed Non-executive Director of the Company in June 2000 and Executive Director of the Company in September of the same year.

NON-EXECUTIVE DIRECTORS

Mr WONG Kwong Chi, aged 50, is an executive vice president and a director of Transpac Capital Limited, a company which is principally engaged in private equity investment in Mainland China and South East Asia. Mr Wong has over 20 years' experience in banking, manufacturing and direct investment industry. He holds a bachelor degree in science and a master degree in business administration from the Chinese University of Hong Kong. Mr Wong was the chairman of the Hong Kong Venture Capital Association and the vice chairman of the Hong Kong Electronic Industries Association. He is a committee member of the Hong Kong Young Industrialists Council Limited. He holds directorship in a number of private and public companies. He has been appointed Non-executive Director of the Company in 2000.

Mr KU Yee Hong, Derek, aged 24, holds a degree of Bachelor of Social Sciences from the University of Hong Kong. He was appointed Non-executive Director of the Company in 2000.

Mr TSUI Sing Kee, Rawdon, aged 58, Mr Tsui holds a master degree of business administration from the University of East Asia. He has been appointed Non-executive Director of the Company in 2000.

Mr CHEUNG Sun Lung, aged 44, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

Mr NG Wai Lung, aged 51, Mr Ng has over 22 years of experience in manufacturing and marketing electronic products. He holds an ordinary diploma in industrial supervision and is a member of the Institute for Supervision and Management in United Kingdom. He holds directorship in a number of private companies and was formerly appointed as non-executive director of another listed company. He has been appointed Non-executive Director of the Company in 2000.

Mr KEUNG Sau Tim, aged 49, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

SENIOR MANAGEMENT

Mr KWONG Lin Pik, Alvin, aged 46, is the chief financial officer, chief operating officer and company secretary of the Group. He joined the Group in 2000 and is responsible for the overall supervision of finance and accounting function, company secretarial function and the manufacturing operations of the Group. Mr Kwong has 10 years' experience in finance and accounting in both USA and Hong Kong. He holds a master degree of business administration from the San Francisco State University of USA. He is a member of the American Institute of Certified Public Accountants, a fellow member of the Hong Kong Society of Accountants and an associate member of Taxation Institute of Hong Kong. He is also a certified management accountant, a certified financial management, a certified internal auditor, a certified computing professional and a certified information systems auditor.

Mr NG Fun Hung, aged 29, is the financial controller of the Group. He joined the Group in 2002 and is responsible for the routine financial operations of the Group. Mr Ng has over 6 years' experience in auditing, finance and taxation with an international accounting firm in Hong Kong. He holds a bachelor degree of business administration in accounting from the Hong Kong Baptist University and is a fellow member of the Association of Chartered Certified Accountants and an associate member of both the Hong Kong Society of Accountants and Taxation Institute of Hong Kong.

Ms SIN Mei Chun, Nadia, aged 44, is the general manager of human resources and public relations of the Group. She joined the Group in 1994 and is responsible for the human resources, public relations and administration functions of the Group. Ms Sin has over 21 years' experience in personnel and administration management. She holds a master degree of business administration from the Open University of Hong Kong and is a member of the Hong Kong Institute of Human Resource Management.

Mr FUNG Shea Wang, aged 41, is the senior information technology manager of the Group. He joined the Group in 2002 and is responsible for the information technology function of the Group. Mr Fung has over 18 years' experience in developing information technology solutions, implementation of information systems and software development. He holds a bachelor degree of commerce (management and marketing) from the Curtin University of Technology and a master degree of business administration from the Open University of Hong Kong. He is a full member of the Internet Professionals Association, a full member of the Hong Kong Management Association, a full member of the Hong Kong Computer Society and a member of the Hong Kong Institute of Marketing. He is also a certified professional marketer of the Hong Kong Institute of Marketing.

Mr WONG Chi Kwong, aged 37, is the executive general manager of market development of Nicole (China) Company Limited. He joined the Group in 1992 and is responsible for brand management, product development and marketing functions in PRC market. Mr Wong has over 14 years' experience in marketing and sales management.

Mr NG Man Chung, aged 43, is a plant manager of Magicgrand Development Limited. He joined the Group in 1988 and is responsible for the overall supervision of production operation in plastic factory and metal factory. Mr Ng has over 27 years' experience in plastics manufacturing and production management.

Ms LI Yuen Yee, aged 42, is the customer services manager of Magicgrand Development Limited. She joined the Group in 1979 and is responsible for supervising shipping and production planning of the Group. Ms Li has over 22 years' experience in export trading manufacturing of plastic and metal houseware and kitchen ware, purchasing, shipping, production planning and sales.



FINANCIAL HIGHLIGHTS

TURNOVER DISTRIBUTION BY PRODUCT


52% General houseware
36% Kitchen ware
7% Gift items
4% Bathroom accessories
1% Others

TURNOVER DISTRIBUTION BY GEOGRAPHICAL MARKET


61% North America
21% Mainland China
10% Hong Kong
5% Europe
3% Others



LETTER TO SHAREHOLDERS & MANAGEMENT DISCUSSION AND ANALYSIS



Kong Yick Ming
Chairman



LETTER TO SHAREHOLDERS & MANAGEMENT DISCUSSION AND ANALYSIS

Dear Shareholders,

I am glad to report that there are obvious signs of the tide turning, such that I can say with reasonable confidence that we may expect to see the approach of a better era in our Company.



As we began to forge our way into the 21st century, our journey quickly became riddled with unprecedented challenges that were equally affecting people and businesses worldwide. General phenomena of the Hong Kong economy at the beginning of the period under review were ostensibly marked by a global recession that had seen consumer confidence plummeting to record lows. The September 11 terrorist attacks dealt an additional hard and severe blow. As shock waves in the aftermath of the attacks continued to rip through economic and political circles, the world in particular the United States was more determined than ever to fight terrorism and restore good order. Spirits were high, which helped to arouse an otherwise depressed economic climate. It was timely for China to be admitted to the World Trade Organization at this crucial time. In the midst of the turbulence, Magician has successfully weathered the slump, the perks and the uncertainties, and remained at the forefront of the industry.

In the light of the aforesaid, I am both proud and delighted to be able to report favourably to you and present in this report details of our performance in the past year.

For the year ended 31st March, 2002, we recorded a turnover of HK$434.7 million, an increase of 7% over last year's HK$404.5 million. Net profit attributable to shareholders was HK$15.7 million, representing an increase of 175% over HK$5.7 million. Basic earnings per share was HK1.81 cents (2001: HK1.12 cents).

With the Group still on its road to recovery, the board of directors has resolved not to recommend payment of any dividend for the year ended 31st March, 2002.

LETTER TO SHAREHOLDERS & MANAGEMENT DISCUSSION AND ANALYSIS

The Road to Recovery



I realize that the Group's present financial state is of the utmost concern for most of our shareholders. Therefore, I would like to begin by describing the significant progresses that we have made in this respect in the course of the year under review. As I have reported to you last year, the Group entered into a 5-year self-rescue debt restructuring program in December 2000. Since then, the Group has effected all due repayments on schedule, thus making significant headway in reducing its overall debts. During the year, the two bank loan installments agreed to be payable bi-annually were both paid on time, successfully reducing the Group's 5-year term loan to HK$87.6 million, representing a decrease of 20% from last year's HK$109.6 million. Financing costs declined alongside with the interest rate cut of 31% during the year under review, resulting in savings of about HK$2.0 million. Given the stream of operating profits from steadily improving businesses in the market, the Group is prudently confident that it will likely be able to repay the term loan on time, if not ahead of schedule.

Aftermath of the September 11 Incident

For a short spell during the first couple of months following the September 11 attacks, businesses from the United States decreased slightly, but orders started to flow in again immediately after Christmas. In fact, we are now witnessing the emergence of a trend that points upwardly with sustainable levels of growth.

According to industry reports, the September 11 incident has unexpectedly resulted in changes in the mentality and lifestyle of the American people in general. A great majority of them have since been enthusiastically embracing the concept of "Back to the Basics", with a corresponding shift of attention to their homes. As an increasing number of people spent more of their time at home, sales of home-related goods began to flourish. In 2001, despite an overall economic downturn, sales of housewares in the United States recorded a modest increase of 1.2%. The effects became more obvious as home-related retailers reported stronger sales growth in the first quarter of 2002. We aim to work even closer with our U.S. customers to reap the benefits of this shift in consumer focus.

Value-Added Products and Services

In the past, Hong Kong manufacturing enterprises thrived on the supply of cheap labour in the PRC, which allowed them an edge over competitive pricing in the world market. This advantage has now been gradually weakened by the rise of local PRC manufacturing companies who are able to offer equally if not more competitive prices. Today, competitive pricing alone is not enough to guarantee success. Technological advances such as the development of the Internet has



enabled multinational firms to easily adopt global sourcing and direct merchandising policies in order to reduce their costs, ultimately affecting the profit margins of manufacturers. Consequently, in order to stay competitive, Magician has been actively providing its customers with more value-added products. For example, instead of being an OEM partner to foreigner buyers, the Group has also taken up ODM jobs, providing customers with more innovative designs and better functioning products.

R&D Focus

To further increase its competitive edge, the manufacturing industry in Hong Kong would be wise to spend more of its efforts and resources in research and development, as well as the employment of a larger number of skilled professionals. Investments in these respects will, we believe, be essential for long-term growth.

Magician has already established an R&D team for the development of new products many years ago. One of the direct results of this move, I am happy to report today, is that we have been able to launch a program for a new line of products called the "Disposable Storage Box" which comes in 9 variety styles catering to different markets. Given its huge popularity since launch in early 2002, we expect its annual sales volume to reach 72,000,000 sets. The idea of this line of products is a simple one, but the products themselves are innovative both in efficiency and features, and they can be offered at very affordable prices, thanks to the joint efforts of our marketing team and the R&D staff.

We have also aimed at being more technology-focused in our manufacturing process, so that hopefully the Group will be able to prosper on wider profit margins by tapping the higher-end of the market. We provide in our budget for a reasonable amount of investments in development of new products in the coming financial year.

Brand Name Creation and Promotion

I believe that the creation of recognized brand names is also very important to the development of a successful industry. Well-known brand names have known to become synonymous with value.

Since 1994, the Group has embarked on the creation and promotion of its brand name "NICOLE design" in the PRC. As a household product manufacturer, one of our goals is to have our own outstanding household brand names which not only bring customers to our shelves in retail outlets but also prompt more retailers to join hands with us in selling our products owing to the strong demands attracted by our brand names. Our strategy in this respect is shown in our proactive measures, which included promotional activities and advertisements in selected locations across Guangdong Province as well as a few other large cities in the PRC.

An Award to me with Credit due to Magician staff at large

In March 2002, I was given an award of Associateship by the Professional Validation Council of Hong Kong Industries. This Award is meant to give recognition to the professionalism as well as achievements of the awardee, and serves to encourage the awardee to continue making contributions to the industry that he belongs. For my part, I would reckon that this Award is due to the extraordinary diligence and dedication of our staff at Magician, rather than my own personal achievement. I would like to take this opportunity to extend my deepest gratitude for their commitment and unrelenting efforts.

The Road Ahead

Despite the general shift of manufacturing operations to the mainland in the last twenty years, I believe that manufacturing industries will always play a vital role in the territory's economic development and will have the ability to evolve with the changing times. I believe that the three areas of developments that I have high-lighted above, namely, Value-Added Products and Services, R&D Focus, and Brand Name Creation and Promotion, are the three major critical success factors that will give further advancement to the Hong Kong manufacturing industries. It is in these directions that Magician will continue to improve itself.

Overall, I believe that the strong foundation, core competence and great potential of the Hong Kong manufacturing industries will continue to develop and make significant contributions to enable themselves to flourish. As I witness the growth of Magician alongside the manufacturing industries in the territory as a whole, I am reminded of our resilience and strength as a company with a will and dedication to grow further. I have no doubt that this strong spirit of ours will always stay on, for the benefit of our shareholders as well as the Hong Kong community as a whole.

Lastly, I would like to thank our colleagues and shareholders who have always stood by the Group over the past years as we went through some of the most difficult times in the history of our company. Their dedication to Magician has put us back on track toward a brighter and more prosperous future.

Kong Yick Ming
Chairman

Hong Kong
24th June, 2002



FINANCIAL HIGHLIGHTS

General Information

For the year ended 31st March, 2002, the Group recorded a turnover of HK$434.7 million, representing an increase of approximately 7% compared with HK$404.5 million in the previous year. Operating profit grew by 12 times from HK$2.3 million to HK$28.0 million. Net profit attributable to shareholders was HK$15.7 million, up 175% from HK$5.7 million during the same period last year. The Group's basic earnings per share was HK1.81 cents and diluted earnings per share was HK1.35 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not been materially changed from those disclosed in last year's annual report.

Liquidity and Financial Resources

As at 31st March, 2002, the Group's net assets increased to HK$254.0 million rendering net assets value per share to HK29 cents. The Group's total assets at that date were valued at HK$564.4 million, including cash and bank deposits totaling approximately HK$55.9 million. Its consolidated borrowings amounted to HK$234.5 million. The Group's debt-to-equity ratio has been further reduced from 114% at 31st March, 2001 to 92% at 31st March, 2002. Improvements over last year's figures were primarily due to successful compliance by the Group of its obligations under the debt-restructuring program, coupled with a decrease in bank borrowings and cuts in interest rates.

Capital Structure of the Group

The Group's major borrowings included a 5-year term loan, which had an outstanding balance of HK$87.6 million after having fulfilled its commitment to repay the first two installments totaling HK$22.0 million during the year. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in another four years.



Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, one being zero coupon secured convertible bonds and the other being 4% coupon secured convertible bonds, both to mature at the end of 2005, for discharge of bank indebtedness to the extent of HK$174.0 million. After the completion of a share offer in early 2001, the balance for zero coupon secured convertible bonds and 4% coupon secured convertible bonds were HK$30.0 million and HK$57.1 million respectively.

With the exception of a revolving bank loan of RMB10.0 million, all of the

Group's borrowings are denominated in Hong Kong dollars. In addition, all the borrowings of the Group are made on a floating rate basis, except for the 4% coupon secured convertible bonds which have a fixed interest rate. As a result of consecutive cuts in market interest rate and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and the finance costs for the year have dropped by 60%. The Group, therefore, is in sound financial position and has sufficient credit facilities to support its operations.



Charges on Group Assets

As at 31st March, 2002, the Group's bank borrowings were secured by the Group's assets.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures in capital assets, including in particular additional and new machines and moulds to cope with production and market demands. It is expected that sources of funding will come primarily from trading profits that the Group will generate, coupled with banking facilities that it currently has.

Exposure on Foreign Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollars is pegged to the U.S. dollars, and that there has been minimal fluctuation in exchange rate between Hong Kong dollars and Chinese Renminbi, the Group's exposure to currency exchange risk was minimal.

Segment Information

The sales distribution by geographical area has not changed materially. The Group's biggest market was still North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others were 61%, 21%, 10%, 5% and 3% respectively.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.



Employee Information

As at 31st March, 2002, the Group employed a workforce of 4,500 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided on-the-job training and safety training programs to employees.

There was a share option scheme in force but no share option was granted during the period under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December 2001 as part of agreed salary package, which applied to most of the employees.

REVIEW OF OPERATIONS

Mainland China Sales

The PRC's continuous growth has resulted in its GNP (Gross National Product) increasing by 7.3% in the year under review, pushing consumer confidence to a new high. For the Group, its sales to Mainland China market recorded a turnover of HK$90.4 million, representing an increase of 8% from last year's HK$83.7 million.

The growth of sales in Mainland China also signifies the success of our expansion of regional direct sales offices to large cities such as Zhongshan, Changchun, Qingdao, Shenyang and Shijiazhuang. Currently, our direct sales network covers 29 major cities across the country, which helped in advancing our overall number of customers in Mainland China by a total number of over 200 during the year under review.

In order to ensure that prices for goods sold in the Mainland China market are swiftly and efficiently collected, we have spent more efforts in order to achieve closer cooperation with cross-regional outlets and chain stores, whose sales account for more than 70% of our Mainland China market turnover.

HK Sales

Hong Kong sales picked up momentum during the year under review, rising to HK$42.3 million, an increase of 4% compared with the figures of last year. This is attributable to consumers' aspiration for quality living and their ever increasing taste for better home furnishings, which we have been able to provide. Despite the economic downturn and an increased unemployment rate, expenditures in home improvements and housewares have been maintained steadily.

International Sales

For the year ended 31st March, 2002, the growth in international sales has been particularly encouraging for the Group, achieving an increase of 8% over last year's HK$280.2 million, reaching an overall figure of approximately HK$302.0 million. This was largely due to the rebound of the U.S. market, which has led to a rise in sales of over 5% to HK$235.4 million, as compared with only HK$222.6 million in the previous year. Canada's market performance was extraordinarily good, with sales at a record high of HK$31.8 million, soaring 36% over HK$23.4 million for the same period last year. The European market also fared better during the year under review with sales up over 6%, to reach HK$21.3 million from the previous year's total of HK$20.0 million.

On the whole, the impressive leap in international sales reflected our successful marketing and sales strategies for products catered for various overseas markets.

PRODUCTION

During the year under review, the Group expanded its production capacity with two types of additional production lines, namely, melamine production lines and iron wire soldering production lines. These additions will be of vital importance to the Group in its future growth. The melamine production machines help upgrade the quality of plastic products for high-end market; whereas iron wire soldering production facilities enable the Group to manufacture whole sets of iron wire products that are new to the Group's product portfolio.



LETTER TO SHAREHOLDERS & MANAGEMENT DISCUSSION AND ANALYSIS

The combined efforts of our R&D specialists and design team have resulted in the introduction of hundreds of new products to the market during the year under review.

PROSPECTS

In Mainland China market, the Group has opened a new office in Kunming, the capital city of Yunnan Province. Yunnan has experienced strong economic growth in recent years, due largely to advancements made in tourism and cross-border trade. The Group's entry into the Xinjiang region, on the other hand, is expected to boost local sales for HK$1.2 million. On the whole, the Group anticipates Mainland China sales to increase by 5% in the coming year.

To reach this goal, the Group plans to restructure some of its product lines, to conduct focused marketing, to increase controls on accounts receivable and inventory, and also to enhance brand names promotion through television commercials and billboard advertisements.

The Group anticipates that China's accession to the World Trade Organization will be advantageous to the Group's development. With the influx of big foreign home improvement stores, small local outlets will gradually be phased out. The Group expects to see foreign companies taking up larger market shares, while upgrading level of service in the industry as a whole.



The momentum of growth in Hong Kong is expected to continue as there are signs that the territory may be able to turn its economic situation around in the near future.

As for international markets, given the encouraging results recorded this year, the Group is also optimistic about overseas sales performance in the coming year.

To build a better foundation for the Group's growth in the medium to long term, information technologies will be employed on a larger scale throughout different parts of the Group's operations. The Group has plans to implement a web-based inventory control system to monitor sales and payment status. This system will link up Shenzhen headquarters with all sales offices in the PRC, with the ability to retrieve sales information on a daily basis. The information thus gathered will be useful for the analysis of material sourcing and purchasing, for production line management and for inventory control, thereby increasing production efficacy as a whole. The enhancement of information technology will enable the Group to further its policy of centralized production control alongside the consolidation of its production facilities in Shatou, Shenzhen.

Looking ahead, the Group is confident that with an improved operating performance and a declining financial burden, it will perform well on its way towards recovery and prosperity.

NOTICE OF ANNUAL GENERAL MEETING



NOTICE OF ANNUAL GENERAL MEETING



NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Miramar Ballroom, Penthouse Floor, Hotel Miramar Hong Kong, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 8th August, 2002, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2002.

2. To elect directors and to authorise the board of directors to fix remuneration of directors.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

ORDINARY RESOLUTIONS

4. As special business, to consider and, if thought fit, pass (with or without amendments) the following resolutions as ordinary resolutions:

A. "THAT

(a) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise of any options granted under the new share option scheme of the Company (the "New Share Option Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman, the New Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(i) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares of the Company;

(ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share



Option Scheme relating to modification and/or amendment;

(iii) to allot and issue from time to time such number of shares in the capital of the Company as may be required to be allotted and issued pursuant to the exercise of the options under the New Share Option Scheme provided always that the total number of shares to be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution (excluding any options lapsed in accordance with the terms of the New Share Option Scheme and any other share option schemes), but the Company may seek approval of its shareholders in general meeting for refreshing the 10% limit; and the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 30% of the share capital of the Company in issue from time to time;

(iv) to make application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for the listing of and permission to deal in any shares which may hereafter from time to time be allotted and issued pursuant to the exercise of the options granted under the New Share Option Scheme; and

(v) to consent to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme;

(b) upon the New Share Option Scheme becoming unconditional, the existing share option scheme for the employees and directors of the Company and its



subsidiaries which was adopted by the Company on 20th September, 1995 ("the Existing Share Option Scheme") be terminated such that no further options will be granted under the Existing Share Option Scheme but options (if any) previously granted and outstanding under the Existing Share Option Scheme will remain valid and exercisable in accordance with the provisions thereof.";

B. "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting.";

C. "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above , otherwise than pursuant to a Rights Issue (as defined below) or the exercise of the subscription rights under the share option schemes of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).";

D. "**THAT** the aggregate nominal amount of share capital that may be allotted issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the directors of the Company pursuant to resolution no. 4C above be and is hereby extended by the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted to the directors of the Company as mentioned in the above resolution no. 4B.".

By Order of the Board
Kwong, Alvin Lin Pik
Company Secretary

Hong Kong, 24th June, 2002

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 1st August, 2002 to 8th August, 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 31st July, 2002.

(3) The annual report of the Company for the year ended 31st March, 2002 also containing this notice together with a circular setting out further information regarding resolutions no. 4A to 4D above will be despatched to shareholders as soon as practicable.



The directors are pleased to present their report together with the audited financial statements of Magician Industries (Holdings) Limited (hereinafter as the "Company") and its subsidiaries (together with the Company hereinafter as the "Group") for the year ended 31st March, 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiaries are the manufacturing and trading of household products. Other activities and particulars of the Group's principal subsidiaries are set out in Note 34 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March, 2002 are set out on page 33 of the financial statements.

The directors do not recommend the payment of a dividend and recommend that the accumulated losses of approximately HK$116,413,000 at 31st March, 2002 be carried forward.

5-YEAR FINANCIAL SUMMARY

A summary of the Group's consolidated results for each of the last 5 years and the consolidated assets and liabilities as at 31st March of each of the respective years is set out on page 68. This summary does not form part of the audited financial statements.

FIXED ASSETS

Details of the movement in fixed assets of the Group are set out in Note 15 to the financial statements.

SUBSIDIARIES

Particulars of the Group's principal subsidiaries as at 31st March, 2002 are set out in Note 34 to the financial statements.

ASSOCIATE

Particulars of the Group's associate as at 31st March, 2002 are set out in Note 17 to the financial statements.

SHARE CAPITAL

Details of share capital of the Company are set out in Note 26 to the financial statements.



SHARE OPTIONS

Details of share options of the Company are set out in Note 27 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws, or the Companies Act 1981 of Bermuda (as amended), which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

CONVERTIBLE BONDS

Details of the convertible bonds of the Company are set out in Note 25 to the financial statements.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in Notes 20 and 22 to the financial statements.

INTEREST CAPITALISED

Interest expense capitalised in respect of the Group's construction-in-progress during the year was approximately HK$61,000 (2001: HK$1,741,000).

DISTRIBUTABLE RESERVES

As at 31st March, 2002, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus of approximately HK$158,398,000 (2001: HK$158,398,000) is available for distribution, subject to certain conditions as described in Note 28 to the financial statements. The Company's share premium account of approximately HK$282,049,000 (2001: HK$282,049,000) as at 31st March, 2002 may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March, 2002, the aggregate amount of turnover attributable to the Group's five largest customers represented approximately 40% (2001: 40%) of the Group's total turnover and the sales to the largest customer included therein accounted for approximately 29% (2001: 29%).

The largest supplier for the year ended 31st March, 2002 represented approximately 8% (2001: 11%) of the Group's total purchases, and the combined total of the five largest suppliers accounted for approximately 25% (2001: 30%) of the Group's total purchases for the year.

At no time during the year did any of the directors, their associates or any shareholders of the Company who to the knowledge of the directors owns more than 5% of the Company's share capital have any interests in the major customers or suppliers of the Group.

DIRECTORS

The directors who held office during the year and up to the date of this report are:

Executive directors:

Kong Yick Ming *(Chairman)*
Ku Ling Yu, John

Non-executive directors:

Wong Kwong Chi
Ku Yee Hong, Derek
Keung Sau Tim

Independent non-executive directors:

Tsui Sing Kee, Rawdon
Cheung Sun Lung
Ng Wai Lung

In accordance with the provisions of the Company's Bye-laws, Mr. Ku Ling Yu, John and Mr. Ku Yee Hong, Derek, retire from the board at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. Based on the terms defined in the Company's Bye-laws, all directors, except the Chairman, are subject to retirement by rotation and offer themselves for re-election.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID EMPLOYEES

Details of the directors' emoluments and of the five highest paid employees of the Group are set out in Notes 9 and 10 to the financial statements, respectively.

DIRECTORS' SERVICE CONTRACTS

No director has an unexpired service contract, which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed above, no director had a material beneficial interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its subsidiaries, was a party during the year.

DIRECTORS' INTERESTS IN SECURITIES

As at 31st March, 2002, the interests of the directors and the chief executive of the Company in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name of director	**Nature of interests**	**Number of issued ordinary shares of HK$0.10 each in the Company**
Mr. Kong Yick Ming *(Note 1)*	Corporate	286,984,000
Mr. Ku Ling Yu, John *(Note 2)*	Corporate	117,491,777

Note 1: Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is owned by Topwell International Limited ("Topwell"). Rainbow Pacific Limited ("Rainbow") holds 336 A shares in Topwell, representing 33.6% of the issued share capital of Topwell. Rainbow is a company wholly-owned by Centre Trustees (C.I.) Limited, as a trustee for a discretionary trust, the Rainbow Trust, the beneficiaries of which are the family members of Mr. Kong Yick Ming.

Note 2: Mr. Ku Ling Yu, John is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Mr. Ku Ling Yu, John.

The interests of the directors in the share options of the Company are disclosed below in the section "Share Option Scheme".

Save as disclosed above, none of the directors, chief executive or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company, or any of its associated corporations, as defined in the SDI Ordinance.

SHARE OPTION SCHEME

A share option scheme was adopted by the Company on 20th September, 1995, pursuant to which options may be granted to full-time employees (including executive directors) of the Company or any of its subsidiaries to subscribe for ordinary shares in the Company. As at 31st March, 2002, the particulars in relation to the share option scheme of the Company (the "Scheme"), as required under Rules 17.07 and 17.09 of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Summary of movements of share option:

				Number of share options	
Type of grantee	**Date of grant**	**Exercise period**	**Exercise price per share**	**Balance as at 1st April, 2001**	**Balance as at 31st March, 2002**
Executive director					
Mr. Kong Yick Ming	7th October, 1996	7th October, 1996 to 6th October, 2001	HK$1.68	1,000,000	–

All share options lapsed during the year.

No share options were granted or cancelled upon termination of employment during the year.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or their children under the age of 18 has any right to subscribe for the securities of the Company, or had exercised any such right during the year.

(b) Summary of details of the Scheme:

Participants	:	Full-time employees (including executive directors) of the Company or any of its subsidiaries
Total number of ordinary shares available for issue and the percentage of the issued share capital that it represents as at the date of annual report	:	71,873,344 ordinary shares (8.27% of the issued share capital)
Maximum entitlement of each participant	:	Shall not exceed 25% of the aggregate number of ordinary shares issued and issuable under the Scheme
Period within which the securities must be taken up under an option	:	No option will be exercisable later than 10 years after its date of grant

Minimum period for which an option must be held before it can be exercised	:	Not applicable
Period within which payments/calls/loans must be made/repaid	:	Not applicable
Basis of determining the exercise price	:	Determined by the Board of Directors and will not be less than 80% of the average closing price of the Company's ordinary shares as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the date of offer or the nominal value of the shares, whichever is higher.
The remaining life of the share option scheme	:	The Scheme remains in force until 20th September, 2005

(c) The Stock Exchange has introduced a number of changes to the Listing Rules on share option schemes. These new rules came into effect on 1st September, 2001. Any option to be granted under the Scheme shall be subject to the new rules which include, inter alia, the following:

(i) The maximum number of shares issuable upon the exercise of the options granted to each eligible participant, except directors, chief executive, substantial shareholders and their respective associates, within any 12-month period is limited to 1% of the shares in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting;

(ii) The exercise price of the share options is determined by the directors, but may not be less than the higher of (1) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (2) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant;

(iii) The total number of the Company's shares which may be issued upon exercise of all options to be granted under the Scheme and any other schemes must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of the schemes. Options lapsed in accordance with the terms of the schemes will not be counted for the purpose of calculating the 10% limit. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting; and

(iv) The total number of the Company's shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes must not exceed 30% of the issued share capital of the Company from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed in the section "Directors' interests in securities" above, as at 31st March, 2002, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of substantial shareholders required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of issued ordinary shares held	Percentage of total issued ordinary shares
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited	117,491,777	13.5%

Save as disclosed above, no person had registered an interest in the issued share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

RETIREMENT SCHEME

Particulars of retirement scheme are set out in Note 33 to the financial statements.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31st March, 2002, except that the independent non-executive directors are not appointed for specific terms.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 30th August, 2000. The current committee members comprise two independent non-executive directors, Mr. Tsui Sing Kee, Rawdon and Mr. Ng Wai Lung and one non-executive director, Mr. Keung Sau Tim. The Audit Committee has met six times for the year ended 31st March, 2002 (two of the meetings were with the external auditors) to consider the nature and scope of audit reviews and financial reporting matters (including the interim and annual financial statements before recommending them to the Board of Directors for approval).

AUDITORS

The financial statements for the financial years ended 31st March, 1999 and 31st March, 2000 were audited by Messrs. Ernst & Young. The financial statements for the financial years ended 31st March, 2001 and 31st March, 2002 were audited by Arthur Andersen & Co.

Our auditors, Arthur Andersen & Co, will combine their practice with Messrs. PricewaterhouseCoopers and a resolution to appoint Messrs. PricewaterhouseCoopers as auditors to the Company will be proposed at the annual general meeting.

On behalf of the Board

Kong Yick Ming
Chairman

Hong Kong, 24th June, 2002.

ANDERSEN

Arthur Andersen & Co

21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TO THE SHAREHOLDERS OF
MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Arthur Andersen & Co
Certified Public Accountants

Hong Kong, 24th June, 2002.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	4, 5	434,749	404,490
Cost of sales		(296,681)	(289,744)
Gross profit	4	138,068	114,746
Other revenue	5	3,483	5,300
Selling and distribution expenses		(32,418)	(29,306)
Administrative expenses		(66,752)	(80,191)
Other operating expenses		(14,351)	(8,247)
		(110,038)	(112,444)
PROFIT FROM OPERATING ACTIVITIES	7	28,030	2,302
Gain on forgiveness of debt, net	3	–	30,060
Finance costs, net	8	(10,595)	(26,175)
Share of profit (loss) of an associate		385	(330)
PROFIT BEFORE TAX		17,820	5,857
Taxation	11	(2,130)	(102)
PROFIT BEFORE MINORITY INTERESTS		15,690	5,755
Minority interests		–	(74)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	12	15,690	5,681
EARNINGS PER SHARE			
Basic, HK cents	13	1.81	1.12
Diluted, HK cents	14	1.35	0.98

A separate consolidated statement of recognised gains and losses is not presented because there were no recognised gains or losses other than the net profit for the year.

CONSOLIDATED BALANCE SHEET

As at 31st March, 2002

	Note	2002 HK$'000	2001 HK$'000 (Note 35)
ASSETS			
CURRENT ASSETS			
Cash and bank balances		13,745	9,597
Restricted bank deposits	32(b)	42,140	41,029
Trade and bills receivable	18	77,034	72,789
Inventories	19	52,636	49,022
Prepayments, deposits and other receivables		6,300	8,825
Total current assets		191,855	181,262
FIXED ASSETS	15	371,029	396,087
INTEREST IN AN ASSOCIATE	17	1,486	1,042
Total assets		564,370	578,391
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank loans, secured		53,249	59,164
Current portion of long-term bank loans	20	24,401	26,395
Current portion of finance lease obligations	22	4,050	4,311
Trade payables	21	29,023	21,822
Other payables and accruals		38,407	39,642
Tax payable		3,117	4,011
Total current liabilities		152,247	155,345
LONG-TERM PAYABLE		2,836	2,836
LONG-TERM BANK LOANS	20	65,641	90,072
CONVERTIBLE BONDS	25	87,127	87,127
FINANCE LEASE OBLIGATIONS	22	–	3,903
DEFERRED TAX	24	2,555	834
Total liabilities		310,406	340,117
SHAREHOLDERS' EQUITY			
Share capital	26	86,873	86,873
Reserves	28	167,091	151,401
Total shareholders' equity		253,964	238,274
Total liabilities and shareholders' equity		564,370	578,391

Approved by the Board of Directors on 24th June, 2002 and signed on behalf of the Board by:

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director

BALANCE SHEET

As at 31st March, 2002

	Note	2002 HK$'000	2001 HK$'000
ASSETS			
CURRENT ASSETS			
Cash and bank balances		71	121
Restricted bank deposits	32(b)	42,140	41,029
Prepayments, deposits and other receivables		340	186
Total current assets		42,551	41,336
INTERESTS IN SUBSIDIARIES	16	375,225	398,072
Total assets		417,776	439,408
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Current portion of long-term bank loans	20	22,000	22,000
Other payables and accruals		3,565	3,295
Total current liabilities		25,565	25,295
LONG-TERM PAYABLE		2,836	2,836
LONG-TERM BANK LOANS	20	65,641	87,641
CONVERTIBLE BONDS	25	87,127	87,127
Total liabilities		181,169	202,899
SHAREHOLDERS' EQUITY			
Share capital	26	86,873	86,873
Reserves	28	149,734	149,636
Total shareholders' equity		236,607	236,509
Total liabilities and shareholders' equity		417,776	439,408

Approved by the Board of Directors on 24th June, 2002 and signed on behalf of the Board by:

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March, 2002

	Note	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	29(a)	71,890	41,101
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		560	2,665
Interest paid		(10,209)	(11,016)
Interest element of finance lease payments		(689)	(1,098)
Net cash outflow from returns on investments and servicing of finance		(10,338)	(9,449)
TAXATION			
Hong Kong profits tax refunded		–	1,035
Overseas profits tax paid		(1,303)	–
Net cash (outflow) inflow from taxation		(1,303)	1,035
INVESTING ACTIVITIES			
Purchases of fixed assets		(23,146)	(23,566)
Proceeds from disposals of fixed assets		3,549	1,206
Net cash outflow from investing activities		(19,597)	(22,360)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES		40,652	10,327
FINANCING ACTIVITIES	29(b)		
New bank loans		–	16,171
Repayment of bank loans		(32,683)	(675)
Cash outflow in relation to debt restructuring		–	(23,424)
Capital element of finance lease payments		(4,164)	(4,009)
Net cash outflow from financing activities		(36,847)	(11,937)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,805	(1,610)
Cash and cash equivalents at beginning of year		9,597	(142,365)
Reclassification of bank overdrafts and import loans as a result of debt restructuring	29(b)	–	153,572
Effect of foreign exchange rate changes, net	29(b)	343	–
CASH AND CASH EQUIVALENTS AT END OF YEAR		13,745	9,597

NOTES TO THE FINANCIAL STATEMENTS

31st March, 2002

1. ORGANISATION AND OPERATIONS

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group is principally engaged in the manufacturing and trading of household products.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements are prepared under the historical cost convention and in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

(b) Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 14 (revised)	Leases
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Adoption of Statements of Standard Accounting Practice (Continued)

The effects of the adoption of the above accounting standards are summarised as follows:

(i) The adoption of SSAP 14 (revised) "Leases" has no material impact on the reported financial position or results of the Group except that comparative information in the operating lease commitments disclosure in Note 31(b) has been restated to comply with the requirements of this revised statement.

(ii) The adoption of SSAP 26 "Segment reporting" requires comprehensive disclosure of financial information by segment (both business and geographical segments) of the Group. This change in accounting policy has been applied retrospectively and the relevant disclosure has been summarised in Note 4.

The adoption of SSAP 9 (revised), SSAP 28, SSAP 29, SSAP 30, SSAP 31 and SSAP 32 had no material impact on the reported financial results of the Group.

In addition to the adoption of the above standards, the Group has adopted the consequential changes made to SSAP 10 "Accounting for investments in associates", SSAP 17 "Property, plant and equipment" and SSAP 18 "Revenue". Other than those disclosed in the respective notes to the financial statements, the Group considers that the consequential changes made to the above SSAPs do not have any material impact on the financial statements of the Group.

Unless otherwise stated, the 2001 comparative figures presented herein have incorporated the effect of adjustments, where applicable, resulting from the adoption of the new accounting standards above.

(c) Basis of consolidation

The consolidated financial statements of the Group include the accounts of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders' interests are shown separately in the Group's balance sheet and income statement, respectively.

Intragroup balances and transactions and resulting unrealised profits are eliminated in full. Unrealised losses resulting from intragroup transactions are eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Turnover

Turnover represents the net invoiced value of goods sold, after allowances for goods returned and trade discounts, but excludes intra-group transactions during the year.

(e) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the Company and the revenue and costs, if applicable, can be measured reliably, turnover and other revenue are recognised on the following bases:

(i) Sale of goods

Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to a customer.

(ii) Rental income

Rental income is recognised on a straight-line basis over the lease terms.

(iii) Interest income

Interest income from bank deposits is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

(f) Subsidiaries

A subsidiary is a company in which the Company has controls. Control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. In the financial statements of the Company, interests in subsidiaries are carried at cost less provision for impairment in value where considered necessary by the directors. The results of the subsidiaries are included in the Company's income statement to the extent of dividends received and receivable.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(g) Associate

An associate is an enterprise over which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in its financial and operating policy decisions.

In the consolidated financial statements, interest in an associate is accounted for under the equity method of accounting, whereby the investment is initially recorded at cost and the carrying amount is adjusted to recognise the Group's share of the post-acquisition profits or losses of the associate, distributions received from the associate and other necessary alterations in the Group's proportionate interest in the associate arising from changes in the equity of the associate that have not been included in the consolidated income statement. Where, in the opinion of the directors, there is an impairment in value of an associate, or the market value has fallen below the carrying value over a sustained period of time, a provision is made for such impairment in value.

The financial year end of the associate is 31st December, accordingly, the share of results of the associate for the year ended 31st March, 2002 is arrived at based on the unaudited management accounts as at and for the year ended 31st December, 2001.

(h) Fixed assets and depreciation

Fixed assets, other than construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the depreciable amount of each asset over its estimated useful life. The principal annual rates or useful lives are as follows:

Leasehold land	Over the terms of the leases
Buildings	2% or the terms of the leases, if shorter
Leasehold improvements	14.3% – 20%
Plant and machinery	20%
Furniture, fixtures, office and computer equipment	20%
Motor vehicles	20% – 25%
Moulds	20%

Assets held under finance leases are depreciated over their expected useful lives (or, where shorter, the term of the lease) on the same basis as owned assets.

The useful lives of assets and depreciation method are reviewed periodically.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction, plant and equipment and other direct costs plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(j) Borrowing costs

Interest is expensed as incurred, except for interest directly attributable to the construction of leasehold land and buildings under development which is capitalised as part of the cost of that leasehold land and buildings. Interest is capitalised at the weighted average cost of the related borrowings up to the date of completion of the leasehold land and buildings. The capitalised interest rate represents the weighted average cost of capital from raising the related borrowings externally and is approximately 4% (2001: 8%).

Other borrowing costs, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the year incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Trade and other receivables

Trade and other receivables are stated at their cost, after provision for bad and doubtful debts.

(m) Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(n) Provisions

A provision is recognised when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(o) Leases

(i) Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest rate implicit in the lease, when it can be determined. Otherwise, the Group's incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A finance lease gives rise to depreciation expense for the asset as well as a finance cost for each accounting period. The depreciation policy for leased assets is the same as that for depreciable assets that are owned.

(ii) Operating leases

An operating lease is a lease other than a finance lease.

Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease term.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(p) Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that it is probable that a liability or an asset will crystallise.

(q) Foreign currency

(i) Foreign currency transactions

The Company and its subsidiaries maintain their books and records in the primary currencies of their respective countries. Transactions in other currencies are translated into the local currencies at exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date. All exchange differences, other than those capitalised as a component of borrowing costs, are recognised in the income statement in the period in which they arise.

(ii) Foreign entities

The financial statements of foreign consolidated subsidiaries are translated into Hong Kong dollars using the year-end exchange rates with respect to the balance sheet, and the average rate for the year with respect to the income statement. All resulting translation differences are included in the translation reserve included in equity.

Exchange differences on transactions which hedge the Group's net investment in a foreign entity are charged or credited directly to the translation reserve in equity.

On the disposal of a foreign entity, the cumulative exchange rate differences that relate to the foreign entity, are recognised as income or as expense in the same period in which the gain or loss on disposal is recognised.

(iii) *Foreign operations*

Where the operations of a foreign company are integral to the operations of the Group, the translation principles are applied as if the transactions of the foreign operation had been those of the Group, i.e. foreign currency monetary items are translated using the closing rate, income and expense items are translated at the exchange rates in effect on the dates of the transactions, and resulting exchange differences are recognised in the income statement during the year.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(r) Impairment of assets

Fixed assets, interests in an associate and subsidiaries are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income.

(s) Segments

Geographical segments: for management purposes the Group is organised on a world-wide basis into four major operating businesses. The divisions are the basis upon which the Group reports its primary segment information. Financial information on business and geographical segments is presented in Note 4.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for on a cost plus markup basis mutually agreed by different divisions. Those transfers are eliminated in consolidation.

(t) Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(u) Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(v) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. DEBT RESTRUCTURING

On 10th November, 2000, the Group entered into a legally binding Debt Restructuring Deed ("DRD") with eighteen bankers of the Group (the "Bank Group"), excluding a banker in the People's Republic of China (the "PRC"), pursuant to which the Bank Group agreed to restructure the outstanding bank indebtedness of the Group, major terms of which, as revised by subsequent amendments, were as follows:

(a) the reinstatement of the banking facility for the Group's secured indebtedness of approximately HK$7,773,000, which included all outstanding principal, unpaid interest, and other fees, costs and charges in respect of a mortgage loan. The banking facility was reinstated on the terms and conditions contained in the existing facility arrangements, except that no further drawdown under the existing facility could be made.

(b) the Group's residual indebtedness of approximately HK$337,041,000 was dealt with in the following manner:

(i) the execution of a debt compromise arrangement whereby the Bank Group nominated approximately HK$53.4 million of its total debts for settlement. The Group earmarked approximately HK$10.8 million from its internal cash resources for full and final settlement of the compromised debts.

(ii) HK$116,873,344 as Zero Coupon Secured Convertible Bonds ("Zero CB"). The terms of the Zero CB include (i) repayment of the principal amount outstanding on the 5th anniversary of the date of issue; (ii) conversion rights at HK$0.20 per share, or at HK$0.15 per share in the event of default, for fully paid ordinary shares of the Company (subject to further adjustment as stipulated in the DRD); and (iii) a conversion period of 5 years from the date of issue.

(iii) HK$57,126,656 as Secured Convertible Bonds with a 4% Coupon ("4% CB"). The terms of the 4% CB include (i) repayment of the principal amount outstanding together with all interest outstanding on the 5th anniversary of the date of issue; (ii) conversion rights at HK$0.20 per share, or at HK$0.15 per share in the event of default, for fully paid ordinary shares of the Company (subject to further adjustment as stipulated in the DRD); (iii) a conversion period of 5 years from the date of issue; and (iv) an annual interest rate of 4% payable in arrears every six months.

3. DEBT RESTRUCTURING (Continued)

(iv) The balance of the residual indebtedness of approximately HK$109,641,000 was divided among the banks in the Bank Group on the basis of their residual indebtedness percentage as a term loan over 5 years with interest at the 3-month Hong Kong Inter-bank Offer Rate plus 1% per annum. The principal is repayable commencing on 30th August, 2001, and for every six months, HK$11,000,000 will be payable pro rata to each bank by reference to their residual indebtedness percentage. At the end of the fifth year, the remaining balance of the term loan will be repaid in full. The interest expense associated with the term loan is payable on a quarterly basis.

The aforesaid convertible bonds and term loan are secured by (i) all existing guarantees and security which remain in full force and effect; and (ii) the security provided pursuant to the terms of a standstill and security sharing arrangement with the Bank Group on 7th December, 1999 which had lapsed on 14th January, 2000. Further security would be provided by way of a charge over (i) the banking facilities for working capital purposes to be granted to the Group; (ii) any deposit account held by the security agent of the Bank Group; and (iii) any new facilities provided by any banks of the Bank Group.

The above mentioned debt restructuring plan was completed on 15th December, 2000. As a result of the debt restructuring as described in (b)(i) above, a gain on forgiveness of debt of approximately HK$30,060,000, after deduction of the direct expenses, was recognised in the consolidated income statement for the year ended 31st March, 2001.

Pursuant to a Share Offer Agreement dated 15th December, 2000, the agent acting on behalf of the Bank Group, by way of Share Sale, converted HK$86,873,344 Zero CB into shares at HK$0.20 per share (Note 25). Based on the terms defined in the DRD, the qualifying shareholders of the Company were able to acquire 434,366,720 ordinary shares from the Bank Group at HK$0.05 per share.

4. SEGMENT INFORMATION

(a) Geographical segments

The Group's revenue is mainly derived from customers located in North America and PRC, while the Group's business activities are conducted predominantly in Hong Kong and the Mainland China. An analysis of the Group's external sales by location of customers is as follows:

	The United States		Canada		PRC		Europe and others		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
External sales	235,424	222,621	31,809	23,444	132,727	124,324	34,789	34,101	434,749	404,490
Gross profit	64,587	52,112	9,225	6,874	54,362	45,965	9,894	9,795	138,068	114,746

All the production facilities of the Group are located in the Mainland China. Hence, no analysis of the segment assets, liabilities and capital expenditure information by geographical locations is provided.

(b) No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

5. TURNOVER AND OTHER REVENUE

An analysis of turnover and other revenue is follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Turnover	434,749	404,490
Sale of goods	434,749	404,490
Other revenue		
Exchange gains, net	–	358
Rental income under operating lease, net of outgoings	454	457
Interest income	1,671	3,538
Others	1,358	947
	3,483	5,300
Total revenue	438,232	409,790

6. MAJOR CUSTOMER

During the year, the largest customer accounted for approximately 29% (2001: 29%) of the total sales of the Group.

7. PROFIT FROM OPERATING ACTIVITIES

Profit from operating activities was determined after charging and crediting the following:

	Group	
	2002	2001
	HK$'000	HK$'000
Charging:		
Auditors' remuneration	800	700
Depreciation:		
Owned fixed assets	40,868	44,595
Leased fixed assets	3,284	3,378
	44,152	47,973
Operating lease rentals of land and buildings	5,858	6,088
Staff costs (including directors' emoluments)	57,264	57,826
Exchange losses, net	86	–
Loss on disposals of fixed assets	503	1,849
Provision for impairment in value of an associate	–	843
Provision for bad and doubtful debts	1,940	–
Redundancy and severance payments	1,193	1,489
Crediting:		
Exchange gains, net	–	358
Write-back of provision for inventory obsolescence	6,593	166
Write-back of over-provision for depreciation	–	5,452
Interest income on bank deposits	1,671	3,538
Rental income (less outgoings)	454	457
Write-back of provision for impairment in value of an associate	85	–
Write-back of provision for bad and doubtful debts	–	1,043


48

8. FINANCE COSTS, NET

	Group 2002 HK$'000	Group 2001 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	7,676	26,173
Convertible bonds	2,291	645
Finance leases	689	1,098
Total finance costs	10,656	27,916
Less: Interest capitalised in construction-in-progress	(61)	(1,741)
	10,595	26,175

9. DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Listing Rules issued by the Stock Exchange and Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group 2002 HK$'000	Group 2001 HK$'000
Fees:		
Non-executive directors	140	58
Independent non-executive directors	580	367
	720	425
Other emoluments:		
Executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind	2,280	1,734
Contributions to pension scheme	24	8
	3,024	2,167

The emoluments of the directors analysed by the number of directors and emolument ranges are as follows:

	Group Number of directors 2002	Group Number of directors 2001
Nil – HK$1,000,000	6	13
HK$1,000,001 – HK$1,500,000	2	1
	8	14

There were no arrangements under which a director waived or agreed to waive any remuneration during the year.

10. FIVE HIGHEST PAID EMPLOYEES

Of the five highest paid employees in the Group, two (2001: one) are directors of the Company whose emoluments are included in Note 9 above. The emoluments of the remaining three (2001: four) highest paid employees are as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Basic salaries, housing benefits, other allowances and benefits in kind	2,675	4,597
Contributions to pension scheme	31	11
	2,706	4,608

Their emoluments are within the following bands:

	Group Number of employees	
	2002	2001
Nil – HK$1,000,000	2	2
HK$1,000,001 – HK$1,500,000	1	2
	3	4


50

11. TAXATION

	Group	
	2002 HK$'000	2001 HK$'000
Hong Kong		
Current year provision	235	–
Write-back of over-provision in prior year	–	(27)
The Mainland China		
Current year provision	174	659
Under-provision in prior year	–	470
Deferred tax (Note 24)	1,721	(1,000)
Tax expense for the year	2,130	102

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

The Group's subsidiary registered in the Mainland China is exempted from income tax for two years starting from the first profit-making year of operations after offsetting prior losses and is entitled to a 50% relief from income tax for the following three years. During the year, the Mainland China income tax has been provided at a reduced rate of 7.5% for the period from 1st April, 2001 to 31st December, 2001 and 15% for the period from 1st January, 2002 to 31st March, 2002 on the estimated assessable profits generated by the Mainland China subsidiary.

12. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is approximately HK$98,000 (2001: HK$3,916,000).

13. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of approximately HK$15,690,000 (2001: HK$5,681,000), divided by the weighted average number of ordinary shares outstanding during the year of 868,733,440 shares (2001: 508,149,560 shares) (Note 14).

14. DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$17,610,000 (2001: HK$6,243,000) on the assumption that all convertible bonds were converted on 1st April, 2001 and on the weighted average number of 1,304,366,720 shares (2001: 635,855,755 shares) deemed to have been in issue during the year.

Reconciliation of the number of ordinary shares for calculation of basic and diluted earnings per share is as follows:

	Group	
	2002	2001
Weighted average number of ordinary shares used in calculating basic earnings per share (Note 13)	868,733,440	508,149,560
Deemed issue of ordinary shares at no consideration	435,633,280	127,706,195
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,304,366,720	635,855,755

15. FIXED ASSETS

	Group								
	2002								2001
	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction-in-progress HK$'000	Total HK$'000	Total HK$'000
Cost									
Beginning of year	327,047	20,193	89,766	34,621	14,947	134,141	3,334	624,049	606,582
Additions	963	482	1,545	1,401	49	13,333	5,373	23,146	24,341
Disposals	(220)	(221)	(719)	(6,651)	(605)	(13,195)	-	(21,611)	(6,874)
Transfer from construction-in-progress	3,318	1,189	3,800	400	-	-	(8,707)	-	-
End of year	331,108	21,643	94,392	29,771	14,391	134,279	-	625,584	624,049
Accumulated depreciation									
Beginning of year	21,982	10,770	70,634	25,661	11,511	87,404	-	227,962	189,260
Charge for the year	7,113	2,716	7,716	3,800	1,763	21,044	-	44,152	42,521
Disposals	(112)	(150)	(618)	(5,788)	(576)	(10,315)	-	(17,559)	(3,819)
Reclassification	(192)	192	-	-	-	-	-	-	-
End of year	28,791	13,528	77,732	23,673	12,698	98,133	-	254,555	227,962
Net book value									
End of year	302,317	8,115	16,660	6,098	1,693	36,146	-	371,029	396,087
Beginning of year	305,065	9,423	19,132	8,960	3,436	46,737	3,334	396,087	417,322

The Group's leasehold land and buildings are analysed as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Under medium term leases:		
Hong Kong	29,141	29,801
The Mainland China	273,176	275,264
	302,317	305,065

15. FIXED ASSETS (Continued)

All of the Group's fixed assets are pledged against secured bank loans and convertible bonds of approximately HK$129.5 million (2001: HK$155.6 million) and HK$87.1 million (2001: HK$87.1 million) respectively.

The net book value of the fixed assets held under finance leases included in plant and machinery of the Group at 31st March, 2002 amounted to HK$2,860,000 (2001: HK$6,825,000).

The Group's construction-in-progress is all situated outside Hong Kong under medium term leases. As at 31st March, 2002, leasehold land and buildings included capitalised interest of approximately HK$61,000 (2001: HK$1,741,000).

	Group	
	2002 HK$'000	2001 HK$'000
Interest capitalised	61	1,741
Average capitalisation rate	4%	8%

16. INTERESTS IN SUBSIDIARIES

	Company	
	2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	158,598	158,598
Due from subsidiaries	578,030	586,578
Due to subsidiaries	(67,282)	(53,270)
	669,346	691,906
Less: Provision for impairment in value	(294,121)	(293,834)
	375,225	398,072

The balances with subsidiaries are unsecured, interest-free and with no fixed repayment terms.

The directors are of the opinion that the underlying value of the subsidiaries was not less than the carrying amount of the subsidiaries as at 31st March, 2002.

Particulars of the Group's principal subsidiaries as at 31st March, 2002 are set out in Note 34 to the financial statements.

17. INTEREST IN AN ASSOCIATE

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	1,426	1,041
Due from an associate	818	844
Provision for impairment in value	(758)	(843)
	1,486	1,042

The amount due from the associate is unsecured, interest-free and with no fixed repayment terms.

The Group holds 40% of the issued share capital of Techable Industrial Limited, a company that is incorporated in Hong Kong and is engaged in the manufacturing and trading of metal products in Hong Kong.

The directors are of the opinion that the underlying value of the associate was not less than its carrying amount as at 31st March, 2002.

18. TRADE AND BILLS RECEIVABLE

	Group	
	2002 HK$'000	2001 HK$'000
Trade receivable	83,000	77,901
Bills receivable	5,111	4,025
	88,111	81,926
Less: Provision for bad and doubtful debts	(11,077)	(9,137)
	77,034	72,789

An aging analysis of trade and bills receivable is set out below:

	Group	
	2002 HK$'000	2001 HK$'000 (Note 35)
Less than 1 month	35,924	32,161
1 month to 2 months	20,780	21,141
2 months to 3 months	12,075	9,852
3 months to 6 months	9,116	7,214
6 months to 1 year	4,776	4,410
More than 1 year	5,440	7,148
	88,111	81,926
Less: Provision for bad and doubtful debts	(11,077)	(9,137)
	77,034	72,789

Trade receivables are due after 30 days to 60 days.

19. INVENTORIES

	Group	
	2002	2001
	HK$'000	HK$'000
Raw materials	21,502	24,448
Work in progress	12,880	12,309
Finished goods	36,539	37,143
	70,921	73,900
Less: Provision for inventory obsolescence	(18,285)	(24,878)
	52,636	49,022

20. BANK LOANS

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000 (Note 35)	HK$'000	HK$'000
Bank loans:				
Secured	90,042	116,467	87,641	109,641
The maturity of the above loans is as follows:				
Bank loans repayable				
Within one year or on demand	24,401	26,395	22,000	22,000
More than one year but not exceeding two years	22,000	24,431	22,000	22,000
More than two years but not exceeding five years	43,641	65,641	43,641	65,641
Total within five years	90,042	116,467	87,641	109,641
Portion classified in current liabilities	(24,401)	(26,395)	(22,000)	(22,000)
Long-term portion	65,641	90,072	65,641	87,641

As at 31st March, 2002, the long-term bank loans were secured by pledges of the Group's fixed assets (see Note 15).

21. TRADE PAYABLES

An aging analysis of trade payables is set out below:

	Group	
	2002	2001
	HK$'000	HK$'000
Less than 3 months	25,665	18,218
3 months to 6 months	1,818	1,989
6 months to 1 year	1,245	224
More than 1 year	295	1,391
	29,023	21,822

22. FINANCE LEASE OBLIGATIONS

	Group	
	2002	2001
	HK$'000	HK$'000
Total minimum lease payments under finance leases:		
not later than one year	4,271	4,983
later than one year and not later than five years	–	4,116
Total minimum finance lease payments	4,271	9,099
Future finance charges	(221)	(885)
Total net finance lease obligations	4,050	8,214
Less: Amount due within one year included in current liabilities	(4,050)	(4,311)
Long-term portion	–	3,903
The present value of obligations under finance leases:		
not later than one year	4,050	4,311
later than one year and not later than five years	–	3,903
	4,050	8,214
Less: Amount due within one year included in current liabilities	(4,050)	(4,311)
	–	3,903

23. ADDITIONAL FINANCIAL INFORMATION ON CONSOLIDATED BALANCE SHEET

As at 31st March, 2002, the net current assets of the Group amounted to approximately HK$39,608,000 (2001: HK$25,917,000). On the same date, the total assets less current liabilities were approximately HK$412,123,000 (2001: HK$423,046,000).

24. DEFERRED TAX

	Group	
	2002	2001
	HK$'000	HK$'000
Beginning of year	834	1,834
Provision for net timing differences (Note 11)	1,721	–
Reversal of net timing differences (Note 11)	–	(1,000)
End of year	2,555	834

Deferred tax liabilities of the Group represent the taxation effect of the timing differences arising from accelerated depreciation allowances. No deferred tax asset has been recognised in respect of the potential tax benefits relating to the tax losses.

As at 31st March, 2002, the Group and the Company had no other significant unprovided deferred tax.

25. CONVERTIBLE BONDS

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Zero CB:		
Beginning of year	30,000	–
Issued during the year	–	116,873
Converted during the year	–	(86,873)
End of year	30,000	30,000
4% CB:		
Beginning of year	57,127	–
Issued during the year	–	57,127
End of year	57,127	57,127
Total	87,127	87,127

Pursuant to the DRD, HK$116,873,344 Zero CB and HK$57,126,656 4% CB were issued by the Company. The Zero CB and 4% CB were issued at their principal amounts and bear interest at 0% and 4% per annum respectively. The Company may, at any time, redeem all or part of the Zero CB and/or 4% CB at their principal amounts together with all interest outstanding before 15th December, 2005. The Zero CB and 4% CB are unconditionally and irrevocably guaranteed by the Company and the Group.

Subject to the rights of redemption by the Company, the Zero CB and 4% CB are convertible into fully paid ordinary shares of HK$0.10 each of the Company at the option of the holder at a conversion price of HK$0.20 per share at any time on or before 15th December, 2005. The conversion price is subject to adjustment upon the occurrence of certain events as defined in the agreement pertaining to the issuance of the Zero CB and 4% CB.

Pursuant to the Share Sale in January 2001, 434,366,720 ordinary shares of par value HK$0.10 each of the Company were issued upon the conversion of Zero CB with a principal value of approximately HK$86,873,000 by certain bondholders at a conversion price of HK$0.20 per share (Note 3). As a result of the Share Sale, the amounts of share capital and share premium increased by HK$43,436,672 each.

According to the DRD, the Group has to, amongst others, comply with the following financial covenants:

(a) The gearing ratio should not exceed 130% and 100% for the years ending 31st December, 2002 and 2003 respectively;

(b) The ratio of EBIT to interest expense should not be less than 1.5 for the years ending 31st December, 2002 and 2003;

(c) The tangible net worth should not be less than HK$165,000,000 and HK$200,000,000 for the years ending 31st December, 2002 and 2003 respectively.

26. SHARE CAPITAL

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Authorised:		
4,000,000,000 (2001: 4,000,000,000) ordinary shares of HK$0.10 each	400,000	400,000
Issued and fully paid:		
868,733,440 (2001: 868,733,440) ordinary shares of HK$0.10 each	86,873	86,873

27. SHARE OPTION SCHEME


60

On 20th September, 1995, a share option scheme (the "Share Option Scheme") was approved by the shareholders of the Company, under which the directors of the Company may, at their discretion, invite any full-time employee or executive director of the Company or its subsidiaries to take up options at HK$1 each to subscribe for ordinary shares in the Company. Each option is entitled to subscribe for one ordinary share of the Company and the subscription price is determined by the Board of Directors at not less than 80% of the average closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the date of offer of the option or the nominal value of the shares, whichever is higher. Options are exercisable in stages as determined by the Board of Directors from time to time at the date of grant.

As at the balance sheet date, the Company had no outstanding share options:

Date of grant of share options	Number of share options outstanding At 31st March, 2002	At 31st March, 2001	Subscription price per share	Exercise period
7th October, 1996	–	1,000,000	HK$1.68	7th October, 1996 – 6th October, 2001

During the year, all share options lapsed and no share options were exercised or granted.

28. RESERVES

Movements of reserves of the Group and the Company during the year are as follows:

Group	2002						2001
	Share premium HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000	Total HK$'000
Beginning of year	282,049	1,265	139	51	(132,103)	151,401	102,283
Share Sale (Note 3)	–	–	–	–	–	–	43,437
Net profit for the year	–	–	–	–	15,690	15,690	5,681
End of year	282,049	1,265	139	51	(116,413)	167,091	151,401
The Company and subsidiaries	282,049	1,265	139	51	(117,474)	166,030	150,725
Associate	–	–	–	–	1,061	1,061	676
	282,049	1,265	139	51	(116,413)	167,091	151,401

Company	2002					2001
	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000	Total HK$'000
Beginning of year	282,049	1,265	158,398	(292,076)	149,636	102,283
Share Sale (Note 3)	–	–	–	–	–	43,437
Net profit for the year	–	–	–	98	98	3,916
End of year	282,049	1,265	158,398	(291,978)	149,734	149,636

28. RESERVES (Continued)

The laws and regulations of the Mainland China require wholly foreign-owned enterprises in the Mainland China ("WFOE") to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the statutory accounts.

The Group's subsidiary in the Mainland China, which is a WFOE, is required to allocate at least 10% of its after-tax profit to the general reserve until the reserve has reached 50% of its registered capital. The general reserve can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff welfare and bonus fund can only be used for the welfare of the employees of the subsidiary in the Mainland China. Appropriation to the enterprise expansion fund and staff welfare and bonus fund is at the discretion of the Board of Directors of the subsidiary in the Mainland China.

The Group's subsidiary in the Mainland China has not made any appropriations to the statutory reserves because it has accumulated losses.

The contributed surplus of the Group represents the difference between the nominal value of the aggregate share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal value of the Company's shares issued as consideration for the acquisition as at the date of the Group reorganisation in 1995.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	Group	
	2002 HK$'000	2001 HK$'000
Profit from operating activities	28,030	2,302
Interest income	(1,671)	(3,538)
Write-back of provision for inventory obsolescence	(6,593)	(166)
Provision for bad and doubtful debts	1,940	–
Write-back of provision for bad and doubtful debts	–	(1,043)
Write-back of provision for impairment in value of an associate	(85)	–
Provision for impairment in value of an associate	–	843
Depreciation of fixed assets	44,152	42,521
Loss on disposals of fixed assets	503	1,849
(Increase) Decrease in trade and bills receivable, prepayments, deposits and other receivables	(3,660)	11,040
Decrease in inventories	2,979	24,009
Decrease in amount due from an associate	26	118
Increase (Decrease) in trade payables, other payables and accruals	6,269	(39,670)
Increase in long-term payable	–	2,836
Net cash inflow from operating activities	71,890	41,101

(b) Analysis of changes in financing during the year:

	2002					2001
	Share capital and share premium HK$'000	Finance lease obligations HK$'000	Bank loans HK$'000	Convertible bonds HK$'000	Total HK$'000	Total HK$'000
Beginning of year	368,922	8,214	175,631	87,127	639,894	505,259
Reclassification of bank overdrafts and import loans from cash equivalents	–	–	–	–	–	153,572
Accrued interest expense	–	–	–	–	–	22,285
Gain on forgiveness of debt	–	–	–	–	–	(30,060)
Inception of finance lease contracts	–	–	–	–	–	775
Exchange difference	–	–	343	–	343	–
Net cash outflow from financing	–	(4,164)	(32,683)	–	(36,847)	(11,937)
End of year	368,922	4,050	143,291	87,127	603,390	639,894

30. CONTINGENT LIABILITIES

As at 31st March, 2002, the Company had given guarantees to banks in connection with facilities granted to its subsidiaries.

31. COMMITMENTS

(a) Capital commitments

	Group	
	2002	2001
	HK$'000	HK$'000
Authorised and contracted for:		
Purchases of land and buildings, and plant and machinery	1,073	825
Authorised but not contracted for:		
Purchases of plant and machinery	–	1,761
	1,073	2,586

The Company had no capital commitments at 31st March, 2002 (2001: Nil).

(b) Lease commitments

As at 31st March, 2002, the total future minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000 (Note 35)
Properties		
Not later than 1 year	3,789	3,793
Later than 1 year and not later than 5 years	4,288	904
Later than 5 years	12	–
	8,089	4,697

32. BANKING FACILITIES

Saved as the outstanding bank indebtedness disclosed in Note 3, the Group had aggregate banking facilities of approximately HK$81,800,000 (2001: HK$85,900,000) for overdrafts, import and export trade financing and working capital as at 31st March, 2002. Unused facilities as at the same date amounted to approximately HK$26,200,000 (2001: HK$19,900,000). These facilities were secured by the following:

(a) Corporate guarantees given by the Company together with its three wholly-owned subsidiaries in favour of a bank for general banking facilities granted to the Group;

(b) Restricted bank deposits of approximately HK$42,140,000 (2001: HK$41,029,000) held by the security agent of the Bank Group. The Group is restricted from using these bank deposits unless prior approval is obtained from the Bank Group. The deposits earn interest at 1.3%–4.7% (2001: 4.9%-6.5%) per annum.

(c) Certain of the Group's leasehold land and buildings with a total net book value of approximately HK$108,620,000 (2001: HK$111,059,000) are pledged against secured bank loans of approximately HK$41.8 million (2001: HK$45.9 million).

33. PENSION SCHEME ARRANGEMENTS

Since 1st December, 2000, the Group has arranged for its employees in Hong Kong to join the Mandatory Provident Fund Scheme (the "MPF Scheme"). The MPF Scheme was introduced pursuant to the Mandatory Provident Fund legislation introduced during that year. Under the MPF Scheme, the Group and each of the employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. Both the employer's and the employees' contributions are subject to a cap of monthly earnings of HK$20,000. For those employees with monthly earnings less than HK$4,000, the employees' contributions are voluntary.

During the year, the aggregate amount of employer's contribution made by the Group to the MPF Scheme was approximately HK$496,000 (2001: HK$182,000).

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries as at 31st March, 2002 are as follows:

Name	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company	Principal activities
Directly held:				
Magician Investments (BVI) Limited	British Virgin Islands	US$6 ordinary	100%	Investment holding
Treasure Trend Development Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Indirectly held:				
Diyon Development Limited	Hong Kong	HK$3 ordinary	100%	Purchasing of paper, plastic and metal materials and products
Magicgrand Development Limited	British Virgin Islands	US$1 ordinary	100%	Trading of plastic and metal products
Magician Industrial Company Limited	Hong Kong	HK$5 ordinary	100%	Marketing and trading of plastic and metal products
Jinda Plastic Metal Products (Shenzhen) Co. Ltd.	People's Republic of China	HK$180,000,000 registered capital	100%	Manufacturing and trading of plastic and metal products
More Concept Limited	Hong Kong	HK$3 ordinary	100%	Marketing and trading of plastic and metal products
Nicole (China) Company Limited	Hong Kong	HK$2 ordinary	100%	Marketing and trading of plastic and metal products
Grandmate Industrial Company Limited	Hong Kong	HK$251,000 ordinary	100%	Marketing and trading of plastic and metal products
Hopeward Holdings Limited	British Virgin Islands	US$1 ordinary	100%	Property holding
Falton Investment Limited	Hong Kong	HK$2 ordinary	100%	Property holding

All of the above subsidiaries operate principally in Hong Kong except for Magicgrand Development Limited and Jinda Plastic Metal Products (Shenzhen) Co. Ltd. which operate in the Mainland China.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

35. COMPARATIVE FIGURES

Certain of the 2001 comparative figures have been reclassified to conform to the current year's presentation and the new presentation and disclosure requirements under the new SSAPs.

The major reclassifications included the classification of short-term bank loans to current portion of long-term bank loans in the consolidated balance sheet and the restatement of the comparative information in the operating lease commitments disclosure to comply with the requirements of SSAP 14 (revised) "Leases".

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 33 to 67 were approved and authorised for issue by the Board of Directors on 24th June, 2002.

5-YEAR FINANCIAL SUMMARY

The consolidated results and the assets and liabilities of the Group for the last five financial years, as extracted from the Group's published audited financial statements and reclassified as appropriate, are set out below:

	Year ended 31st March,				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER					
Continuing operations	434,749	404,490	494,525	608,634	574,179
Discontinued operations	–	–	87,741	105,222	102,942
	434,749	404,490	582,266	713,856	677,121
PROFIT (LOSS) FROM OPERATING ACTIVITIES					
Continuing operations	17,435	6,187	(118,781)	(259,042)	66,041
Discontinued operations	–	–	445	4,730	14,044
	17,435	6,187	(118,336)	(254,312)	80,085
Share of results of an associate	385	(330)	(230)	(239)	55
PROFIT (LOSS) BEFORE TAX	17,820	5,857	(118,566)	(254,551)	80,140
Taxation	(2,130)	(102)	(310)	(1,045)	(3,265)
PROFIT (LOSS) BEFORE MINORITY INTERESTS	15,690	5,755	(118,876)	(255,596)	76,875
Minority interests	–	(74)	340	(1,924)	(6,792)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	15,690	5,681	(118,536)	(257,520)	70,083



68

	As at 31st March,				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
TOTAL ASSETS	564,370	578,391	636,521	784,148	1,214,447
TOTAL LIABILITIES	(310,406)	(340,117)	(490,875)	(519,935)	(620,679)
MINORITY INTERESTS	–	–	74	48	(87,766)
NET ASSETS	253,964	238,274	145,720	264,261	506,002








目 錄




宏觀綜覽

通達工業(集團)有限公司(「本公司」)從事家居用品與同類精品的製造及分銷，產品多元化，亦向世界各地批發商及零售商提供「原件生產」及「原件設計」服務，歷史悠久，基礎穩固。**通達工業**總部在香港，設廠於深圳，在中國擁有完善的銷售網絡，覆蓋29個主要城市，由中國南部的廣州伸展至北部的哈爾濱，最近更發展至西部多個地區，包括雲南。

通達工業憑著孜孜不息為產品與服務不斷地增值的政策、超卓的品牌推廣及優秀的研發隊伍，於全球家居用品製造業中，脫穎而出，位列前排。



通達工業擁有獨特品牌，其中包括廣受歡迎的「櫻櫻」，暢銷全中國，銷售點超逾三千個。


2

為長期保持競爭優勢起見，**通達工業**積極向客戶提供多種增值了的產品。本公司及其附屬公司(統稱「本集團」)不但成為世界知名家居用品供應商、批發商、大型零售市場及精品店的原件生產伙伴，更擔任原件設計的角色，創造了不少設計新穎、功能獨特的產品，直接幫助推廣業務，滲透世界各地市場。

通達工業始創於七十年代初期，擁有悠久歷史與優良傳統，亦勇於與時並進，朝高科技方向發展。本集團一貫注重尖端科技與潮流走向，在日常的營運中，對於提升產品設計與功能不遺餘力。本集團亦將不斷採用先進的資訊科技，以提高生產效率，保持優良品質，以期提升利潤。同時，希望能利用先進的資訊科技，幫助本集團強化中央生產控制政策。

通達工業憑著其明確周詳的發展策略、精密完善的生產流程、龐大而高效率的銷售網絡及謹慎務實的管理與理財監控，能善用周遭機遇，踏上成功坦途。**通達工業**更擁有精明能幹、盡忠職守的管理層及員工，其工作熱忱，是集團進步的原動力，令業務緊貼時勢，以堅定的步伐，邁向長遠成功增長之路。

公司資料





董事會

執行董事
江益明先生*(主席)*
顧陵儒先生

非執行董事
王幹芝先生
顧以匡先生
姜壽添先生

獨立非執行董事
徐聖祺先生
張新龍先生
吳偉龍先生

公司秘書

鄺連璧先生

註冊辦事處

Clarendon House, Church Street, Hamilton HM11, Bermuda

總辦事處及主要營業地點

香港新界
荃灣沙咀道57號荃運工業中心
第二期24樓E - H座

證券代號

香港股票代號：526
第一級美國證券託存收據計劃
交易代號：MGCIY

核數師

安達信公司
執業會計師
香港中環皇后大道中15號
置地廣場公爵大廈21樓

主要往來銀行

中國銀行(香港)有限公司
萬國寶通銀行
香港上海滙豐銀行有限公司
荷蘭銀行

股份過戶登記處總處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road, Pembroke, Bermuda

股份過戶登記處香港分處

Secretaries Limited
香港干諾道中111號永安中心5樓

投資者關係顧問

靈思公共關係有限公司


3


Summer Plastic
Drinkware
Storage
Container
Storage
Container
Storage
Container

董事及高級管理人員簡介


Tool Box

執行董事

江益明先生，50歲，本公司之主席兼行政總裁，負責制訂本集團之公司政策、策略性計劃、市務發展及銷售，於製造及銷售塑膠及五金日常家居用品、廚房用具、禮品、浴室用品及有關家庭用品方面擁有超過二十七年經驗。江先生曾獲選為一九九六年度之香港青年工業家，亦為香港青年工業家協會一九九七至一九九八年度之秘書長。江先生曾出任荃灣扶輪社一九九五至一九九六年度之社長，亦為西安市工商業聯合會二零零二年度之兼職副會長。 江先生於二零零二年獲選為香港工業專業評審局副院士。

顧陵儒先生，54歲，為香港訟務律師及國際公証人，自一九七五年起在香港執業。彼於二零零零年六月獲委任為本公司之非執行董事，並於同年九月獲委任為本公司之執行董事。

非執行董事

王幹芝先生，50歲，為滙亞資金管理有限公司之董事及執行副總裁。該公司主要於中國大陸及東南亞從事私人投資，王先生在銀行業、製造業及直接投資方面逾二十年經驗。彼持有香港中文大學理學士學位及工商管理碩士學位。王先生曾任香港創業基金協會主席及香港電子業商會之副會長。現為香港青年工業家之執行委員。彼任職多間私人及上市公司之董事。彼於二零零零年獲委任為本公司之非執行董事。

顧以匡先生，24歲，持有香港大學社會科學學士學位。彼於二零零零年獲委任為本公司之非執行董事。

徐聖祺先生，58歲，徐先生持有東亞大學工商管理碩士學位。彼於二零零零年獲委任為本公司之非執行董事。

張新龍先生，44歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

吳偉龍先生，51歲，在電子產品製造及市場推廣方面擁有超過二十二年經驗。彼持有industrial supervision文憑及為英國Institute for Supervision and Management會員，並任職多間私人公司之董事及曾獲一間上市公司委任為非執行董事。彼於二零零零年獲委任為本公司之非執行董事。

姜壽添先生，49歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

董事及高級管理人員簡介

高級管理人員

鄺連璧先生，46歲，本集團之財務總裁兼公司秘書及國內廠之營運總監，於二零零零年加入本集團，負責全面監管本集團之財務及會計工作、公司秘書工作及本集團之製造業務。鄺先生在香港及美國財務及會計方面具有十年經驗。鄺先生持有美國三藩市州立大學工商管理碩士學位。彼為美國會計師公會會員、香港會計師公會資深會員及香港稅務學會會員，亦為美國註冊成本會計師、美國專業財務管理員，美國註冊內部審計師、美國專業電腦師及美國註冊資訊系統審計師。

伍寶雄先生，29歲，本集團之財務總監，於二零零二年加入本集團，負責本集團之日常財務運作。伍先生曾任職於香港一間國際會計師行，在核數、財務及稅務方面擁有超過六年經驗。彼持有香港浸會大學工商管理(會計學)學士學位，並為英國特許公認會計師公會資深會員、香港會計師公會會員及香港稅務學會會員。

冼美珍小姐，44歲，本集團之人力資源及公關總經理，於一九九四年加入本集團，負責本集團之人力資源、公共關係及行政工作。冼小姐在人事及行政管理方面擁有超過二十一年經驗，並持有香港公開大學工商管理碩士學位及為香港人力資源管理學會會員。

馮社宏先生，41歲，本集團之高級資訊科技經理，於二零零二年加入本集團，負責本集團之資訊科技工作。馮先生在發展資訊科技方案、建立資訊系統及軟件開發方面擁有超過十八年經驗。彼持有Curtin University of Technology商務(管理及市務)學士學位及香港公開大學工商管理碩士學位，並為互聯網專業協會會員、香港管理專業協會會員、香港電腦學會會員及香港市務學會會員，亦為香港市務學會認許市務師。

王志光先生，37歲，勵高(中國)有限公司之市務發展總經理，於一九九二年加入本集團，負責中國市場業務之品牌管理、產品開發及市務發展工作。王先生於市場推廣及銷售管理方面擁有超過十四年經驗。

吳文忠先生，43歲，Magicgrand Development Limited之工廠經理，於一九八八年加入本集團，負責全面監督塑膠廠及五金廠之生產運作。吳先生於塑膠製造及生產管理方面擁有超過二十七年經驗。

李婉儀小姐，42歲，Magicgrand Development Limited之客戶服務經理，於一九七九年加入本集團，負責本集團之船務及生產計劃。李小姐於塑膠及五金家居用品及廚房用具之出口貿易製造、採購、船務、生產計劃及銷售方面擁有超過二十二年經驗。



財務摘要


產品分類之營業額
52% 日常家居用品
36% 廚房用具
7% 禮品
4% 浴室用品
1% 其他


地區分類之營業額
61% 北美洲
21% 中國大陸
10% 香港
5% 歐洲
3% 其他



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江益明
主席

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致列位股東：

本人十分高興向各位股東報告，看來已有跡象顯示否極泰來，對本公司而言，應可預期能見更美好的明天。

剛進入二十一世紀之際，我們立即遇上不少前所未有的挑戰，這是世界各地人民及商業機構都同樣遭遇到的。回顧本年度初期，香港經濟明顯受環球經濟不景陰影所籠罩，導致消費者信心跌入谷底；911恐怖襲擊更讓情況雪上加霜。恐怖襲擊事件雖然對世界經濟及政治造成動盪，卻激發起全球國家尤其是美國打擊恐怖主義及恢復和平秩序的決心，高昂士氣為經濟低潮帶來新的動力；此際，中國加入世界貿易組織，更是適逢時會。在時勢跌盪、前路不清的局面中，本集團卓然安穩過渡，依然據守行業中的領先地位。

因此，本人在此以欣悅的心情，向各股東呈獻本集團年報，展示過去一年所取得的成績。

截至二零零二年三月三十一日止年度，本集團錄得港幣四億三千四百七十萬元的營業額，較去年同期之港幣四億零四百五十萬元，上升了7%；股東應佔溢利為港幣一千五百七十萬元，較去年同期的港幣五百七十萬元，增加了175%。每股基本盈利為港幣1.81仙（二零零一年：港幣1.12仙）。

由於本集團正處於復原期，董事會議決不派發截至二零零二年三月三十一日止年度之股息。



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復甦有期

本人深知本集團的財務狀況最為股東所關注，故首先向各股東匯報本集團在於過去一年在這一方面所取得的重大進展。

去年年報中已有記載，本集團於二零零零年十二月簽訂一項為期五年的自我拯救債務重組協議。自始以後，本集團即開始如期還款，並在減輕債務方面取得顯著進展。於回顧中的年度內，本集團順利履行了半年還款一次的協議，繳付兩筆議定分期償還的銀行欠款，把本集團的五年定期貸款減少至港幣八千七百六十萬元，較去年同期之港幣一億零九百六十萬元，減少20%。於回顧中的年度內，市場息率共下降百分之三十一，令本集團得以節省港幣二百萬元，直接減低財務成本。由於本集團業務不斷改善，營收穩健，故管理層對如期清還借款甚或提早還款的能力，保持審慎樂觀。





10

911事件的影響

發生911恐怖襲擊後，本集團在美國市場的業務曾一度微跌，但聖誕節過後，訂單即再度湧現。事實上，我們可以目睹，一個具有穩步上升能力的趨勢，正在冒現。

根據行業報告指出，911恐怖襲擊大大改變了美國人的心態及生活模式。在今天，「反樸歸真」成為美國主流，因而令許多人更注重家庭生活，願意花更多的時間留在家中，從而激發了家居物品的進一步銷售。二零零一年雖然經濟低迷，但美國的家居用品銷售量仍有1.2%的增長。進入二零零二年第一季度，這上升跡象變得更為明顯，不少家居用品零售店錄得強勁的銷售增長。本集團將加強與美國客戶的合作，共同把握轉變帶來的機遇。

產品與服務增值

過去，香港製造業憑中國大陸的廉價勞工，在國際市場上取得價格優勢，因而發展得極為蓬勃。時移勢易，當中國本土製造業抬頭，以同樣或更低的價錢競爭，香港製造業已逐漸失去價格優勢。在今天，價格

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管理層討論與分析



上的競爭彌足取勝。科技不斷發展，例如互聯網的出現，讓跨國企業更容易採納環球採購及直接訂貨的政策，以減低成本，最終卻影響到廠家的邊際利潤。為了保持競爭力，本集團主動為買家提供更多增值產品。譬喻，我們現時除了為海外買家擔任原件生產伙伴外，更擔當原件設計的工作，為客戶提供嶄新的設計及多功能的產品。

產品研發

為了進一步提高競爭力，香港製造業須投入更多資源予產品的研究與發展工作，並同時聘用更多專業技術人員予以配合。我們相信這方面的投資對本港製造業的長遠發展，極為重要。

多年前，本集團已成立一隊研發小組發展新產品，其中一項成果，是推出了「即棄儲存盒」，款式多達九種，以迎合不同市場的需要。該儲存盒自二零零二年初推出市場後，即大受歡迎，本集團估計年銷量可高達七千二百萬套。此產品的設計意念雖然簡單，但在使用效能及功能來説，卻有不少突破，而且售價廉宜，此乃我們的市場推廣隊伍與研發人員共同努力達致的。

另一方面，本集團亦致力提高生產科技，拓展高檔市場，以爭取更大的邊際利潤。我們在來年將投入相當部分資源，發展新的產品。

品牌創造

本人相信創造品牌對一個行業的發展極為重要，道理很簡單：知名的品牌有價。

自一九九四年起，本集團已創造「櫻櫻」品牌，並積極進行推廣。本集團作為家居用品製造商，其中一個目標是要擁有屬於自己的傑出品牌，不單要吸引顧客到零售店購買我們的產品，更希望借助品牌效應，帶動消費者需求，從而令更多零售商主動找我們合作，銷售集團的產品。我們在這方面採取了積極主動的措施，包括在廣東省及其他幾個主要大城市舉行不少推廣活動，並加以廣告攻勢的配合。

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個人榮銜 全體共享

本人於二零零二年三月獲「香港工業專業評審局」頒授副院士名銜。該活動旨在表揚獲頒名銜者的專業知識及成就，並鼓勵他繼續在從事行業作出貢獻。本人獲此名銜，感到榮幸之餘，亦深明並非憑我個人之力所能成就，而是經全體通達集團員工不斷耕耘努力所得的成果。本人在此謹向他們致以萬二分謝意。

積極求變 共創明天

雖然香港製造業的生產基地在過去二十年來大多遷入中國內地，但本人相信製造業將繼續在本地經濟發展道路上，扮演一個重要的角色，及與時並進。本人認為前述的三個重點：產品與服務的增值、產品的研發及品牌的創造，是香港製造業未來的成功所繫，本集團也將沿此目標，不斷發展。



總括而言，本人相信香港製造業擁有穩固基礎、雄厚實力及龐大潛能，將繼續自強不息，茁壯成長。往昔，本人親眼見證通達工業集團與本港製造業一同成長，深深體會到我們所付出的堅忍與努力，是推動集團不斷向前的動力。本人期望大家保持堅毅不屈的精神，繼續為股東及香港社會，謀求更大的福祉。

最後，本人要感謝各位員工及股東，於過去數年來一直支持及伴隨本集團渡過最艱難的時刻，全憑他們的努力，集團方可重振雄風，邁向更光明及繁榮的未來。

江益明

主席

香港

二零零二年六月二十四日



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財務摘要

業績概覽

截至二零零二年三月三十一日止年度內，本集團營業額為港幣四億三千四百七十萬元，較去年同期之港幣四億零四百五十萬元上升約7%。經營溢利達12倍的增幅，由港幣二百三十萬元上升至港幣二千八百萬元。此外，本集團股東應佔溢利淨額為港幣一千五百七十萬元，較去年同期的港幣五百七十萬元，上升175%。本集團每股基本溢利為港幣1.81仙，每股攤薄溢利為港幣1.35仙。

本年度內，本集團並無收購或出售任何主要附屬公司或聯營公司。而持有投資項目的情況，與去年年報相比，亦無重大改變。

流動資金和財政資源

截至二零零二年三月三十一日止年度內，本集團之淨資產值增加至港幣二億五千四百萬元，每股淨資產值為港幣二十九仙。同時，本集團總資產值為港幣五億六千四百四十萬港元，其中現金及銀行存款約佔港幣五千五百九十萬元。本集團之綜合借貸為港幣二億三千四百五十萬元。負債資產比率(即負債除以股東權益)則從二零零一年三月三十一日的114%，下降至二零零二年三月三十一日的92%，這主要有賴本集團嚴格遵守債務重組計劃的承諾責任，同時亦得益於減低銀行借款及息率的下調。

本集團資本架構

本集團之主要借貸包括一項五年期的貸款，在本集團按時支付首兩期合共港幣二千二百萬元的還款後，剩餘債項為港幣八千七百六十萬元。此貸款為浮息貸款，將在未來四年全數攤還。



按二零零零年十一月十日所訂之債務重組契約，本集團發行了兩種有抵押可換股債券以償還港幣一億七千四百萬元之債項。其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年年底到期。在二零零一年初完成一項股份銷售後，剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百一十萬元。

除了一筆為數人民幣一千萬元之循環銀行貸款外，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率均為浮息，但四厘息票有抵押可換股債券則為例外，是以定息計算。經過市場多次減息，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使全年的財務成本縮減60%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

本集團資產抵押

於二零零二年三月三十一日，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大投資計劃，惟集團將恰當地作出資本性資產支出，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自集團的經營利潤，其次來自現有的銀行融資額。



外幣兑換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兑人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兑換風險極低。

分部資料

於過去一年，本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之銷售業務分佈比例分別為61%、21%、10%、5%及3%。

或然負債

於回顧中的年度內，本集團的或然負債與去年年報所示者，並無實質改變。

僱員資料

於二零零二年三月三十一日，本集團僱員總數為四千五百人，遍佈於中、港兩地之辨公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧中的年度內並無任何僱員獲得股份認購權。本集團除於二零零一年十二月向大部份僱員派發薪酬合約所議訂之一個月額外薪金外，並沒有向僱員發放其他花紅。



業務回顧

中國大陸業務

中國的經濟不斷迅速發展，國民生產總值於回顧期內較去年上升7.3%，把消費者的消費信心推至另一高峰。本集團中國大陸業務之營業額為港幣九千零四十萬元，較去年同期的港幣八千三百七十萬元，增加達8%。

中國大陸市場的銷售增長，顯示本集團成功擴展銷售網絡延伸至大城市如中山、長春、青島、瀋陽及石家庄等地。現時，本集團之直接銷售點已覆蓋中國二十九個主要城市，於回顧中的年度內，招攬多了二百多名新客戶。

集團致力加強與跨地區大型零售網絡及連鎖店合作，以確保產品價格迅速反映國內市場需求及加快收款速度。目前，這批客戶的生意，佔集團在中國大陸營業額的70%以上。

香港業務

於回顧中的年度內，本集團於香港的業務有好轉的跡象，營業額上升至港幣四千二百三十萬元，與去年同期比較，增幅4%。香港業務有所改善，主要是因為消費者追求更高的生活質素及更有品味的家居用品，而本集團的產品正能滿足他們的需求。雖然經濟疲弱及失業率不斷增高，但消費者用於美化家居及添置家庭物品的支出，一直保持不跌。

國際業務

截至二零零二年三月三十一日止年度內，國際市場之營業額由去年同期的港幣二億八千零二十萬元上升至約港幣三億零二百萬元，增幅達8%，實在令人鼓舞。國際市場之營業額能有此佳績，主要有賴美國市場需求反彈，其營業額由去年同期的港幣二億二千二百六十萬元，上升逾5%至港幣二億三千五百四十萬元。來自加拿大的營業額更創新高，由去年同期的港幣二千三百四十萬元，上升至港幣三千一百八十萬元，增幅超達36%。歐洲市場的營業額亦較去年表現為佳，上升逾6%，由去年同期的港幣二千萬元，上升至港幣二千一百三十萬元。

整體而言，本集團之國際業務能有此卓越成績，全賴本集團成功地針對不同海外市場，作出推廣及銷售的準確政策。

生產

於回顧中的年度內，集團增設了兩項生產線，分別為科學瓷生產線及鐵線焊接生產線。這兩條生產線對集團未來的業務增長，極為重要。科學瓷生產設施可提升塑膠產品的質素，幫助拓展高檔市場；鐵線焊接生產設施則可以成套生產鐵線材料，並焊接成型製品，屬於集團旗下的新產品。

於回顧中的年度內，本集團積極進行各種研發的工作，共推出數百款新產品於市場出售。



主席報告書
管理層討論與分析

前景

在中國大陸市場中，本集團已於雲南省的昆明市設立分銷點。當地近年受益於旅遊業及跨境貿易蓬勃發展，錄得強勁的經濟增長，前景秀麗。另一方面，本集團進軍新疆，預期當地營業額可達港幣一百二十萬元。整體而言，本集團預期來年中國大陸的總營業額，可增加5%。

為達到中國大陸市場的銷售指標，本集團計劃調整商品結構，大力推行有計劃的促銷活動，加強應收賬款及存貨處理，以及善用傳播媒體及廣告板增加集團的品牌推廣。

中國加入世界貿易組織，對本集團之發展，極為有利。隨著外國大型家居用品店湧入中國，國內小型商店，將會逐漸被淘汰。本集團預期外國公司於中國國內的市場佔有率，將會逐漸擴大，從而令業內服務質素，整體地提高。

隨著香港經濟逐步復甦，預期來年本集團於香港之業務，會穩步上揚。



至於國際市場，基於今年的佳績，本集團對來年的海外銷售表現，亦充滿信心。

本集團為了穩固中、長期的發展步伐，將會較大規模地利用資訊科技，改善業務操作程序。本集團正計劃推行一個網上存貨控制系統，以管理收支狀況。此系統會連接至深圳總部及中國各分銷點，讓本集團清楚了解每日的銷售情況。這些資料有助分析本集團的原材料採購、生產線管理及存貨控制，從而提高整體生產效率。隨著本集團把生產工序遷入深圳沙頭廠，增加採用資訊科技，將幫助本集團進一步推行中央生產控制的政策。

展望未來，本集團有信心可繼續改善營運表現及減輕財務負擔，以良好的表現，繼續邁向復甦與繁榮。

股東週年大會通告



股東週年大會通告

茲通告本公司謹訂於二零零二年八月八日上午十時正假座香港九龍尖沙咀彌敦道118-130號美麗華酒店頂樓美麗華宴會廳舉行股東週年大會，以便處理下列事項：





1. 省覽截至二零零二年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

普通決議案

4. 考慮及酌情通過（已經或未經修改）下列各項決議案為普通決議案：

A.「動議：

(a) 香港聯合交易所有限公司（「聯交所」）上市委員會有條件批准根據一項新購股權計劃（「新購股權計劃」）授出之任何購股權行使時將予發行之本公司股份上市及買賣後，本公司批准及採納新購股權計劃，並註有「A」字樣之新購股權計劃規則之文件已提呈大會，且已由大會主席簽署以作識別；而本公司董事獲授權採取其認為必要或合宜之行動或事宜，以使新購股權計劃得以生效：

(i) 管理新購股權計劃，授出獲此計劃認購之公司股份予以合資格的參與者；

(ii) 按該等新購股權計劃規則之更改／修定條文，不



時按照此等相關之條款更改／修訂新購股權計劃；

(iii) 在新購股權計劃下而行使的購股權，可被要求就公司股本不時配發及發行此等股份，而倘若所有根據計劃授出的購股權予以行使時發行的股份總數，及任何其他計劃合計不得超過本公司於此決議案通過日已發行之公司股本之10%(根據新購股權計劃及任何其他計劃內之條款而失效之購股權除外)；但可於股東大會內尋求股東重新批准修改此10%之限制；及可於計劃已授出但未行使的購股權予以行使發行的股份最高數目，不得超過公司不時已發行之公司股本之30%。

(iv) 在適當時間向聯交所及本公司已發行股份當時上市之其他交易所申請、批准以後不時因新購股權計劃之購股權獲行使而配發及發行之本公司股份上市和買賣許可。

(v) 在認為合適及合宜之情況下，同意有關當局對新購股權計劃所規定或實施之該等條件修改及／或更改。

(b) 當新購股權計劃成為無條件，自一九九五年九月二十日所採納給予公司或任何附屬公司之僱員及董事的現有購股權計劃(「現有購股權計劃」)，將會被取消；而現有購股權計劃將不會授出任何購股權；不過，根據現有購股權計劃之前所



授出及已授出但未行使的購股權，會按其條文繼續生效及行使。」

B. 「動議：

(a) 在下文(b)段之限制下，一般及無條件批准本公司董事在有關期間(按下文之定義)行使本公司一切權力，根據適用法例購回本公司之股份；

(b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日，本公司已發行股本總面值之10%，而本公司批准應以此為限；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案授權撤銷或修訂本決議案之日。」

C. 「動議：

(a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間(按下文之定義)內行使本公司一切權力，以配發、發行或以其他方式處置本公司股

本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

(c) 本公司董事根據本決議案第(a)段批准所配發、發行、買賣或有條件或無條件同意配發、發行、買賣之股本總面值(不論是否根據購股權或其他方式配發者)，不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股(按下文之定義)或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及


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(d) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案授權撤銷或修訂本決議案之日；及

「配售新股」指本公司董事於指定期間內，根據於某一指定記錄日期之股份持有人名列於該日之持股比例，向彼等提出之股份配售建議(惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排)。」

D. 「動議：

本公司董事依據以上第4C項的決議案，公司之股本總面值可配發、發行、買賣或有條件或無條件同意配發、發行或買賣，擴大至根據上文第4B項決議案授予本公司董事之一般授權，可購回本公司股份之面值總額。」

承董事會命
公司秘書
鄺連璧

香港，二零零二年六月二十四日

主要辦事處：
香港
新界
荃灣
沙咀道57號
荃運工業中心
第二期
24樓
E-H座

股東週年大會通告

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派一名代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零二年八月一日起至二零零二年八月八日止（包括首尾兩天）暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。所有股份過戶文件必須連同有關股票最遲須於二零零二年七月三十一日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港干諾道中111號永安中心5樓。

(3) 亦載有此通告之本公司截至二零零二年三月三十一日止年度之年報連同一份載有關於上文第4A至4D項決議案進一步資料之通函將盡快寄發予各股東。


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董事會報告

董事會謹公佈截至二零零二年三月三十一日止年度通達工業(集團)有限公司(「本公司」)及其附屬公司(統稱「本集團」)之年報及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司之主要業務為製造及買賣家居產品。其他有關本集團之主要附屬公司的業務載於財務報表附註34。

業績及股息

本集團截至二零零二年三月三十一日止年度之業績載於第33頁之財務報表內。

董事建議本年度不派付股息，並建議將截至二零零二年三月三十一日止之累積虧損116,413,000港元結轉至下一年度。

過去五年財務概要

本集團過去五個財政年度之綜合業績及於三月三十一日之綜合資產負債概要載於第68頁內。本概要並非經審核財務報表之一部份。


25

固定資產

本集團固定資產之變動詳情載於財務報表附註15。

附屬公司

於二零零二年三月三十一日，本集團之主要附屬公司之詳情載於財務報表附註34。

聯營公司

於二零零二年三月三十一日，本集團之聯營公司之詳情載於財務報表附註17。

股本

本公司股本之詳情載於財務報表附註26。



購股權

本公司購股權之詳情載於財務報表附註27。

優先購買權

本公司之公司章程或百慕達一九八一年公司法(經修訂)並無有關優先購買權之規定，使本公司須按比例向現有股東發售新股。

可換股債券

本公司的可換股債券之詳情載於財務報表附註25。

銀行貸款及其他借貸

本公司及本集團之銀行貸款及其他借貸之詳情載於財務報表附註20及22。

利息資本化

本集團於本年度就在建工程將約61,000港元(二零零一年：1,741,000港元)之利息資本化。

可供分派之儲備

於二零零二年三月三十一日，本公司並無可供作現金分派及／或實物分派之累積溢利。根據百慕達一九八一年公司法(經修訂)，本公司之繳納盈餘約158,398,000港元(二零零一年：158,398,000港元)受制於載於財務報表附註28之某些情況外，可以分派。本公司股份溢價賬於二零零二年三月三十一日為約282,049,000港元(二零零一年：282,049,000港元)可以繳足紅股之方式予以分派。

主要客戶及供應商

截至二零零二年三月三十一日止，本集團首五名客戶之營業額合計約佔本集團本年度之營業總額40%（二零零一年：40%），而其中最大客戶則約佔29%（二零零一年：29%）

截至二零零二年三月三十一日止，本集團最大之供應商約佔本集團總採購額8%（二零零一年：11%）。而本集團首五名供應商之採購額約佔本集團本年度總採購額25%（二零零一年：30%）。

本公司董事或彼等之任何聯繫人士或任何股東（據董事所知，擁有本公司已發行股本5%以上者）概無於本集團主要客戶或供應商擁有任何實惠權益。

董事

本公司於本年度內及截至本報告日止之董事為：

執行董事：

江益明先生*（主席）*
顧陵儒先生

非執行董事：

王幹芝先生
顧以匡先生
姜壽添先生

獨立非執行董事：

徐聖祺先生
張新龍先生
吳偉龍先生

根據本公司之公司細則規定，顧陵儒先生及顧以匡先生均須告退，惟彼等合資格及願意於即將舉行之股東週年大會上膺選連任。除主席外，其他董事之任期直至根據本公司之公司章程輪值告退為止並願意膺選連任。


27

董事及五位最高薪酬僱員之酬金

本集團之董事及五位最高薪酬僱員之酬金詳情分別載於財務報表附註9及10。

董事之服務合約

將於即將舉行之股東週年大會膺選連任之任何董事，並無與本公司或其任何附屬公司訂立任何於一年內本集團須以補償形式（法定補償除外）終止之服務合約。

董事於重大合約關係之權益

除上文所披露者外，於本年度內，董事概無於本公司或其任何附屬公司參與訂立與本集團業務中有重大關係之合約中擁有直接或間接重要實惠權益。

董事於股份之權益

於二零零二年三月三十一日，根據香港證券（披露權益）條例第29條（「披露權益條例」）由本公司存置之登記冊所示；或除此以外，根據披露權益條例第28條及上市公司董事進行證券交易的標準守則（「標準守則」）的規定知會本公司有關董事、主要行政人員及彼等之聯繫人士於本公司或其任何聯屬公司（定義見披露權益條例）之股本或債務證券中擁有之權益如下：


28

董事姓名	權益性質	持有本公司每股面值0.10港元已發行普通股之數目
江益明先生（*附註1*）	公司	286,984,000
顧陵儒先生（*附註2*）	公司	117,491,777

附註1： 江益明先生透過Concept Developments Limited（「Concept」）而被視為擁有本公司286,984,000股普通股之實惠權益，Concept之全部已發行股本由Topwell International Limited（「Topwell」）擁有。Rainbow Pacific Limited（「Rainbow」）持有Topwell 336股A股，佔其已發行股本33.6%。Rainbow為Centre Trustees (C.I.) Limited以The Rainbow Trust之受託人身份全資擁有之公司。The Rainbow Trust為一項全權信託，其受益人為江益明先生之家族成員。

附註2： 顧陵儒先生透過Primewell Investment Limtied（「Primewell」）而被視為擁有本公司117,491,777股普通股之實惠權益。Primewell之全部已發行股本由顧陵儒先生擁有。

董事於本公司購股權之權益於下文「購股權計劃」一節中披露。

除上文所披露者外，董事、主要行政人員或彼等之聯繫人士概無於本公司或其任何聯屬公司（定義見披露權益條例）之股本或債務證券中擁有任何個人、家族、公司或其他權益。

購股權計劃

本公司根據於一九九五年九月二十日採納的購股權計劃所發行之普通股，可選擇性授出予本公司或任何附屬公司之全職僱員（包括執行董事）。於二零零二年三月三十一日，按照香港聯合交易所（「聯交所」）證券上市規則（「上市規則」）第十七章第七節及第九節的規定，有關本公司之購股權（「現有購股權計劃」）細則如下：

(a) 購股權之變動概要

				購股權數目	
獲授人類別	派發日期	行使期	每股行使價	二零零一年四月一日結餘	二零零二年三月三十一日結餘
執行董事					
江益明先生	一九九六年十月七日	一九九六年十月七日至二零零一年十月六日	1.68港元	1,000,000	–

本年度內所有購股權均已到期。

本年度內概無購股權派發或因僱員合約到期而取消之購股權。

除上文所披露者外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司董事、主要行政人員或彼等之聯繫人士、彼等各自之配偶及十八歲以下之子女可藉購入本公司或任何其他公司之股份或債券而得益。

(b) 現有購股權計劃細節概要：

參與者	：本公司或其附屬公司之全職僱員（包括執行董事）
計劃中可予發行的普通股股份數目及其於年報日所佔已發行股本的百份比	：71,873,344普通股（佔已發行股本的8.27%）
計劃中每名參與人可獲授權益上限	：不可多於25%根據現有購股權計劃已發行及可發行之普通股份
可根據購股權認購證券的限期	：所有購股權其行使期不會超過自授出日期起計十年


29

購股權行使之前必須持有最短期限	：	不適用
付款／通知付款／貸款申請及償還的限期	：	不適用
行使價的釐定基準	：	行使價由董事會釐定，但不少於本公司現有普通股份在聯交所於授出認股權日期之前五個交易日發出的每日報價表上之平均收市價的80%；或股份面值(以較高者為準)。
購股權計劃尚餘的有效期	：	現有購股權計劃將維持有效至二零零五年九月二十日止。

(c) 聯交所於本年度對上市規則內之購股權計劃作出新修訂，於二零零一年九月一日起開始實行。本公司按此計劃所授出之任何之購股權，將會受制於以新規定內之條文(除列明以外)：

(i) 可發行之股份最高數目，是根據該計劃於十二個月期間內授予各合格參與者(董事、主要行政人員、主要股東及彼等有關人仕除外)，不得超過本公司任何時間內發行之股份數目之1%。倘進一步授出之任何購股權超出該限額，均須取得股東於股東大會上預先批准。

(ii) 有關購股權之行使價可由董事釐定，惟不得少於(i)授出購股權當日之公司股份在聯交所發出之每日報價表所載的收市價；或(ii)授出購股權日期前五個交易日公司股份在聯交所發出之每日報價表所載之平均收市價；以較高者為準。

(iii) 所有根據現有購股權計劃可以授出的購股權予以行使時發行的股份總數，及任何其他計劃合計不得超過本公司於計劃批准日已發行之公司股本之10%。而釐定這10%限額時，不予計算根據計劃條款已失效的購股權。任何將會授出超過此限制的購股權，均須取得股東於股東大會上預先批准。

(iv) 可於現有購股權計劃所有已授出但未行使的購股權予以行使發行的股份數目，不得超過公司不時已發行之公司股本之30%。如根據本公司的任何計劃授出購股權，會導致所發行股份超過限額，則概不得授出有關購股權。

主要股東

除上文「董事於股份之權益」所披露之權益外，據於二零零二年三月三十一日本公司遵照披露權益條例第

16(1)條記錄之主要股東名冊所載，下列人士擁有本公司已發行股本10%或以上之權益：

股東名稱	普通股數目	佔已發行普通股總額之百分比
Transpac Nominees Pte Ltd	213,279,577	24.6%
Concept Developments Limited	286,984,000	33.0%
Primewell Investment Limited	117,491,777	13.5%

除上文所披露者外，根據披露權益條例第16(1)條之規定，並無任何人士登記持有本公司已發行股本之權益而須予記錄。

購買、贖回或出售本公司之上市證券

於本年度內，本公司或其任何附屬公司概無購買、贖回或出售本公司之任何上市證券。

退休計劃

本公司之退休計劃之詳情載於財務報表附註33。

遵守最佳應用守則

董事認為，除未根據有關規定委任獨立非執行董事之外，本公司於截至二零零二年三月三十一日止年度內已遵守聯交所上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會於二零零零年八月三十日成立。現時成員包括兩位獨立非執行董事，徐聖祺先生及吳偉龍先生和一位非執行董事，姜壽添先生。審核委員會截至二零零二年三月三十一日止年度內曾舉行六次會議（其中兩次屬與核數師會議）討論審計性質及範圍，和財務報告事項（包括中期及未提交予董事會通過之年度財務報表）。

核數師

截至一九九九年及二零零零年三月三十一日止財政年度之財務報表乃由安永會計師事務所審核。截至二零零一年及二零零二年三月三十一日止財政年度之財務報表乃由安達信公司審核。

本公司核數師安達信公司之業務將與羅兵咸永道會計師事務所進行合併，本公司將於股東週年大會上提呈決議案，聘羅兵咸永道會計師事務所為本公司之核數師。

承董事會命
主席
江益明

香港，二零零二年六月二十四日


31

核數師報告

ANDERSEN

安達信公司
香港中環
皇后大道中15號
置地廣場
公爵大廈21樓

致通達工業(集團)有限公司
各股東
(於百慕達註冊成立之有限公司)

我們已完成審核刊於33至67頁按照香港公認會計原則編制之財務報表。

董事及核數師之責任


32

編制真實與公平的財務報表是貴公司董事的責任。在編制該等財務報表時，董事必須貫徹採用適當之會計政策。

我們之責任是根據審核工作之結果，對該等財務報表作出獨立意見，並向股東報告。

意見之基礎

我們是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編制該等財務報表時所作之重大估計和判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，以便獲得充份之憑證。就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理之基礎。

意見

依照我們之意見，上述之財務報表均真實與公平地反映貴公司和貴集團於二零零二年三月三十一日之財政狀況及貴集團截至該日止全年度的溢利及現金流量，並已按照香港公司條例的披露要求而編制。

安達信公司
香港執業會計師

香港，二零零二年六月二十四日

綜合損益賬

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4, 5	434,749	404,490
銷售成本		(296,681)	(289,744)
毛利	4	138,068	114,746
其他收入	5	3,483	5,300
銷售及分銷成本		(32,418)	(29,306)
行政支出		(66,752)	(80,191)
其他營運支出		(14,351)	(8,247)
		(110,038)	(112,444)
經營業務之溢利	7	28,030	2,302
債務豁免淨收益	3	–	30,060
淨財務費用	8	(10,595)	(26,175)
應佔聯營公司溢利(虧損)		385	(330)
除税前溢利		17,820	5,857
税項	11	(2,130)	(102)
未計少數股東權益前溢利		15,690	5,755
少數股東權益		–	(74)
股東應佔日常業務溢利淨額	12	15,690	5,681
每股溢利			
基本(港仙)	13	1.81	1.12
攤薄(港仙)	14	1.35	0.98

除本年溢利淨額外，並無已確認收益或虧損。故此，綜合已確認收益及虧損表沒有分開列出。

綜合資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元 (附註35)
資產			
流動資產			
現金及銀行結餘		13,745	9,597
受限制銀行存款	32(b)	42,140	41,029
應收貿易賬款及票據	18	77,034	72,789
存貨	19	52,636	49,022
預付款項、按金及其他應收賬款		6,300	8,825
總流動資產		191,855	181,262
固定資產	15	371,029	396,087
於聯營公司之權益	17	1,486	1,042
總資產		564,370	578,391
負債及股東權益			
流動負債			
短期有抵押銀行貸款		53,249	59,164
長期銀行貸款之即期部份	20	24,401	26,395
應付融資租約之即期部份	22	4,050	4,311
應付貿易賬款	21	29,023	21,822
其他應付賬款及應計費用		38,407	39,642
應繳税項		3,117	4,011
總流動負債		152,247	155,345
長期應付賬款		2,836	2,836
長期銀行貸款	20	65,641	90,072
可換股債券	25	87,127	87,127
應付融資租約	22	—	3,903
遞延税項	24	2,555	834
總負債		310,406	340,117
股東權益			
股本	26	86,873	86,873
儲備	28	167,091	151,401
總股東權益		253,964	238,274
總負債及股東權益		564,370	578,391



34

於二零零二年六月二十四日經董事會批准，並由下列董事代表董事會簽署：

江益明
主席

顧陵儒
董事

資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
資產			
流動資產			
現金及銀行結餘		71	121
受限制銀行存款	32(b)	42,140	41,029
預付款項、按金及其他應收賬款		340	186
總流動資產		42,551	41,336
於附屬公司之權益	16	375,225	398,072
總資產		417,776	439,408
負債及股東權益			
流動負債			
長期銀行貸款之即期部份	20	22,000	22,000
其他應付賬款及應計費用		3,565	3,295
總流動負債		25,565	25,295
長期應付賬款		2,836	2,836
長期銀行貸款	20	65,641	87,641
可換股債券	25	87,127	87,127
總負債		181,169	202,899
股東權益			
股本	26	86,873	86,873
儲備	28	149,734	149,636
總股東權益		236,607	236,509
總負債及股東權益		417,776	439,408

於二零零二年六月二十四日經董事會批准，並由下列董事代表董事會簽署：

江益明
主席

顧陵儒
董事


35

綜合現金流量表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務現金流入淨額	29(a)	71,890	41,101
投資回報及融資費用			
已收利息		560	2,665
已付利息		(10,209)	(11,016)
融資租約付款之利息部份		(689)	(1,098)
投資回報及融資費用之現金流出淨額		(10,338)	(9,449)
稅項			
香港利得稅退款		–	1,035
海外利得稅付款		(1,303)	–
稅項現金(流出)流入金額		(1,303)	1,035
投資業務			
購入固定資產		(23,146)	(23,566)
出售固定資產所得款項		3,549	1,206
投資業務現金流出淨額		(19,597)	(22,360)
融資活動前現金流入淨額		40,652	10,327
融資活動	29(b)		
新借銀行貸款		–	16,171
償還銀行貸款		(32,683)	(675)
有關債務重組現金流出		–	(23,424)
融資租約付款之本金部份		(4,164)	(4,009)
融資活動之現金流出淨額		(36,847)	(11,937)
現金及現金等值項目增加(減少)		3,805	(1,610)
年初現金及現金等值項目		9,597	(142,365)
因債務重整而重新分類銀行透支及進口貸款	29(b)	–	153,572
外幣匯率變動之影響淨額	29(b)	343	–
年終現金及現金等值項目		13,745	9,597


36

1. 組織和業務

本公司為於百慕達註冊成立之受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團主要從事製造及買賣家居產品。

2. 主要會計政策概要

(a) 編製基準

本財務報表乃按歷史成本常規法編製及依據香港會計師公會頒佈會計實務準則、香港普遍接納之會計原則、香港公司條例之披露要求及聯交所頒佈之證券上市規則(「上市條例」)而編製。

(b) 採納新的會計實務準則

本集團於本年度首次採納下列香港會計師公會頒佈之會計實務準則(「會計實務準則」)：

會計實務準則第9號(修訂本)	結算後事項
會計實務準則第14號(修訂本)	租賃
會計實務準則第26號	分部報告
會計實務準則第28號	準備、或然負債和或然資產
會計實務準則第29號	無形資產
會計實務準則第30號	企業合併
會計實務準則第31號	資產減值
會計實務準則第32號	綜合財務報表和附屬公司的會計處理



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2. 主要會計政策概要（續）

(b) 採納新的會計實務準則（續）

採納上述會計準則的影響摘要説明如下：

(i) 採納會計實務準則第14號（修訂本）「租賃」對本集團已列報的財務狀況沒有重大影響，惟附註31(b)披露經營租賃承擔的比較數字進行了重列，以符合該準則修訂後的要求。

(ii) 採納會計實務準則第26號「分部報告」要求本集團按分部（包括業務及地理分部）詳細披露有關財務資料。本會計政策變更已追溯使用，並於附註4進行了有關披露。

採納會計實務準則第9號（修訂本），會計實務準則第28號、會計實務準則第29號、會計實務準則第30號、會計實務準則第31號和會計實務準則第32號，對本集團列報之財務結果並沒有重大影響。

除採用上述準則外，本集團還採納了對會計實務準則第10號「聯營公司的會計處理」、會計實務準則第17號「物業、機器及設備」、會計實務準則第18號「收入」的後續變更。除於財務報表相關附註披露外，本集團認為上述會計實務準則的後續變更對本集團的財務報表沒有重大影響。

除非另有聲明，本報表呈列的二零零一年的比較數字已在適用的情況下，就採納上述新的會計準則作出調整。

(c) 合併基準

綜合財務報表包括本公司及其所控制企業之賬目。控制通常是指本集團有能力控制該企業的財務和經營政策，以從其業務活動中獲利。於年內收購或出售的附屬公司之業績自收購日起或至出售日止計入綜合財務報表。少數股東應佔權益和淨收入分別於本集團的資產負債表和損益表中列出。

集團內部的交易和結存以及年終未實現利潤已全數抵銷。集團內部交易形成未實現虧損亦予抵銷，但不能收回成本者除外。編制綜合財務報表時，對於同一類型的交易和事項均採用統一的會計政策。

2. 主要會計政策概要(續)

(d) 營業額

營業額乃指已出售貨品之總發票淨值，該數額已扣除年內退貨及貿易折扣，及已抵銷本年度本集團內部交易。

(e) 收入確認

當某項交易的經濟收益很可能流入本集團及本公司，且相關的收益及成本可以確切地計算時，營業額及其他收益乃按下列基準確認：

(i) 貨品銷售

貨品銷售乃於有關貨品之主要風險及利益所有權已轉移至買家後確認；

(ii) 租金收入

租金收入乃根據直線法按租期計算予以確認；

(iii) 利息收入

銀行存款利息收入乃根據本金餘額按時間比例及適用息率計算後確認。

(f) 附屬公司

附屬公司乃指受本公司控制的企業。控制通常是指本集團有能力控制該企業的財務和經營政策，以從其業務活動中獲利。投資附屬公司按成本減董事認為需要作出的減值準備於本公司的財務報表中入賬。附屬公司之經營業績以應收和已收股息為限計入本公司損益表中。

2. 主要會計政策概要（續）

(g) 聯營公司

聯營公司乃指本集團有重大影響力，但並非控制或聯合控制，而且能夠參與其財務及經營決策的企業。

於綜合財務報表中，聯營公司投資乃以權益法入賬，即投資最初以成本計價，然後對其賬面價值進行調整，以反映本集團在收購後應佔聯營公司的利潤或虧損、來自聯營公司的利潤分配和其他未包括在損益表中的聯營公司權益變化而需要在本集團應佔聯營公司權益中作出之更改。董事認為聯營公司價值有永久性減值或經過一段時間後，該聯營公司市價已低於上年年度轉結價值，該永久減值已作出相關撥備。

聯營公司的財政年度為十二月三十一日，因此，本年度截至二零零二年三月三十一日應佔聯營公司之業績僅按聯營公司未審核於二零零一年十二月三十一日的財務報表計入。

(h) 固定資產及折舊


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固定資產（在建工程除外）乃按成本減累積折舊及累計減值列賬。資產之成本包括其購買價及將資產達至現狀及運往現址以作所需用途之任何直接應佔成本。於固定資產開始運作後所產生之支出（例如維修保養及檢修之成本）一般於產生支出期間在損益賬中扣除。倘可明確顯示該支出能夠透過固定資產之使用而帶來之日後經濟利益，將可轉作固定資產之額外成本。

各項資產之折舊乃採用直線法按其估計年率及可用年限撇銷其可折舊額，主要固定資產折舊年率或估計可用年限如下：

租約土地	按租約期計算
樓宇	2%或按租約期（以較短者為準）計算
租約物業裝修	14.3%－20%
廠房設備及機器	20%
傢俬、固定裝置、辦公室及電腦設備	20%
汽車	20%－25%
模具	20%

融資租賃固定資產折舊乃按其估計可用年限（或按租約期，以較短者為準），折舊計算方法與自置固定資產相同。

對資產的使用年限和折舊方法予以定期審閱。

當資產出售或報廢後，其成本或估值與累計折舊均從賬目中撇銷，而出售資產所產生之任何收益或虧損則計入損益表內。

2. 主要會計政策概要(續)

(i) 在建工程

在建工程乃根據在建的廠房設備及樓宇的成本減累計減值準備列賬。這包括建築成本、廠房機器和設備及其它直接成本，加上在建築期內所借入資金之利息費用及為該項目而借入外滙借貸而引起的匯兑相差僅以利息成本調整為限。

在資產建成並投入原定用途前，概不就在建工程提取折舊。

(j) 借貸成本

利息乃根據真實發生而計入損益表，不包括已計入發展中建築物成本中直接應佔的利息部份。該計入建築物成本之利息乃按有關加權平均借貸成本直至建築物完成日止。外來借貸加權平均成本計入建築物之資本化息率約為4厘(二零零一年：8厘)。

其他借貸成本，包括有關借貸折扣攤銷及額外費用，於安排借貸時產生的費用及由外滙借貸引起的滙率相差僅按入利息成本調整為限，已計入該年度費用內。

(k) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均數計算包括購入成本、轉換成本及其他存貨轉到現時地點及狀況所產生之費用在內。可變現淨值則按一般正常業務情況下之預算銷售價，扣除產品製成前之估計成本及估計所需之銷售費用計算。

當存貨出售時，其賬面值於有關收入確認入賬之同時確認入賬為開支。存貨撇減至可變現淨值所出現之任何減額或其一切損失乃按撇減或虧損發生之期間確認入賬為開支。由存貨可變現淨值增加而令其撇減值減少之數值，已確認為減少存貨值減少時計入該時期之費用。

2. 主要會計政策概要(續)

(l) 應收貿易賬款及票據

應收貿易賬款及票據以原值減呆壞賬準備列賬。

(m) 現金和現金等值項目

現金指庫存現金和可以即時提取的銀行存款。

現金等值項目指於購買時三個月內能轉換為已確定之現金，且價值變動風險很小的短期及流動性強的投資。

(n) 準備

當企業因過去事項而承擔了現時的法定或推定義務，而履行該義務很可能要求含有經濟利益的資源流出，同時該義務的金額可以可靠地估計時，則企業需為此確認準備。準備於每個結算日進行審閱並予以調整，以反映當前的最佳估計。如果貨幣的時間價值的影響重大，準備的數額需為履行義務預期所要求支出金額的現值。

(o) 租約

(i) 融資租約

融資租約乃指該等資產擁有權有關連之所有回報及風險大部份轉嫁之租約。而名義上最終可能或不可能轉嫁的。

本集團按租賃開始時的租賃資產公平價值，或最低租金之現值(以較低者為準)確認該融資租約為資產負債表上的資產及負債。在計算租金的現值折扣分子時，應以租賃利率或本集團藉此而借貸之利率。該資產亦包括最初期所發生之直接成本在內。租金可分為融資費和償還應付債款部份。融資費按租期分攤內於會計帳目中，從而讓該等融資租約應付餘額以固定扣除息率計算。

在融資租約下的資產所計提的折舊及融資費已計入每個會計時期。租賃資產和自購資產之折舊方法相同。

(ii) 營業租賃

營業租賃乃指除融資租約以外的租賃。

凡資產擁有權之大部份回報及風險由出租公司保留之租約均作營業租賃入賬。營業租賃之租金乃按直線法於租賃期內在損益表中支銷。

2. 主要會計政策概要(續)

(p) 遞延稅項

遞延稅項就應課稅溢利與財務報表所載溢利之時差按負債法撥出準備，但僅以確知債務或資產會於可見未來出現為限。

(q) 外幣

(i) 外幣交易

本公司及其若干附屬公司以其各自的國家主要的貨幣記賬。於本年內之外幣交易均按照交易當日之適用滙率折算為各自之記賬貨幣。年結時，以外幣結算之貨幣性資產及負債則按結算日之適用滙率折算記賬。除已資本化利息部分外，所有由此產生之兌差額均撥入發生期內的損益表計算。

(ii) 海外公司

外地附屬公司於綜合其財務報表的資產負債表均以年結日的滙率轉換成港幣，而損益表則以該年度的平均滙率轉換。所有由此引起的轉換相差則計入權益中的兌換波動儲備。

有關本集團於海外公司淨投資的事務所產生的滙率相差，都直接扣除或計入權益的兌換波動儲備。

出售海外公司時，在確認出售收益或損失時，將與海外公司相關累計滙兌損益一起確認為收入或費用。

(iii) 海外運作

當海外公司的運作成為本集團整體運作的一部份，海外運作交易應以滙率折算政策將其當作為本集團自我運作處理，即外幣現金項目以年終滙率轉換，而收入及支出項目則以該事項發生日期的兌換率轉換及由此而引起的兌滙相差計入本年度的損益表內。

2. 主要會計政策概要(續)

(r) 資產減值

倘有跡象或變化顯示固定資產、於聯營公司及附屬公司之權益的賬面價值可能無法收回，須就該資產作出審閱。倘資產的賬面價值超出其可收回金額，其差值作為減值損失於損益表列示。可收回金額是指淨售價與使用價值的較高者。淨售價指於一項公平磋商的交易中出售資產可取得的金額，而使用價值是指預期從持續使用資產及其使用年限屆滿時出售資產而產生可估量的未來現金流量現值。可收回金額乃就個別資產予以估計，如不可行則就產生現金的單位進行估計。

倘若該資產已確認的減值損失不再存在或已經減少，則將於以往確認的減值予以撥回。減值撥回金額確認為收入。

(s) 分部

地理分部：為便於管理，本集團的全球業務分為四個業務分部。這些分部構成本集團報告主要分部資料的基礎。有關業務和地理分部的財務資料載列於附註4。


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分部間交易：分部收入、分部費用和分部業績包括和業務分部和地理分部之間的交易。該等交易以各個不同部門相互商定的成本加成價格入賬，並於合併報表時抵銷。

(t) 或然事項

財務報表中並未確認或然負債。除非含有經濟利益的資源流出的可能性極低，否則將披露為或然負債。

財務報表並無就或然資產作出確認，惟當很可能出現經濟利益流入時將予以披露。

(u) 結算日後事項

年度結束後，能夠對於結算日本集團的情況提供額外資料，或顯示持續經營假設不適用的事項（調整事項），將在財務報表中反映。不屬於調整事項的結算日後事項於財務報表附註中予以披露。

(v) 估計的使用

根據香港公認會計原則而編制財務報表，管理層需要作出可能影響披露金額的估計和假設。因此，實際的結果可能與該等估計不同。

3. 債務重整

於二零零零年十一月十日，本集團與十八間銀行集團(「銀行集團」)但不包括一間在中國國內的銀行，簽定債務重整契約。根據此契約，該銀行集團同意將本集團尚餘銀行貸款重整，主要條文經後期更改如下：

(a) 恢復本集團一項有抵押債務之銀行信貸7,773,000港元(包括一切未償還本金、未付利息、及其他費用)。該銀行信貸將按與現有貸款安排相同之條款及條件予以恢復，惟不得根據現有貸款安排再次提取款項。

(b) 本集團之剩餘債項約337,041,000港元將按下列方式處理：

(i) 根據執行債務和解安排，銀行集團提出彼等經銀行集團代理人同意之約53.4百萬港元債項償還，本集團由內部現金資源撥出約10.8百萬港元，以完全並最終清償全部該和解債務。

(ii) 116,873,344港元作為無息票有抵押可換股債券(「無息債券」)。無息債券之條款包括(i)於發行日第五週年償還尚餘本金；(ii)按每股股份0.2港元之價格或在違約情況下以每股股份0.15港元之價格兌換本公司繳足普通股(可根據債務重整契約予調整)；(iii)由發行日期起計五年之換股期。

(iii) 57,126,656港元作為4厘息票有抵押可換股債券(「4厘債券」)。4厘債券之條款包括(i)於發行日第五週年償還尚餘本金及利息；(ii)按每股股份0.2港元之價格或在違約情況下以每股股份0.15港元之價格兌換本公司繳足普通股(可根據債務重整契約予調整)；(iii)由發行日期起計五年之換股期；(iv)年息率為4厘，須於每六個月到期時支付。

3. 債務重整(續)

(iv) 剩餘債項之餘額約109,641,000港元由銀行集團按彼等所佔之剩餘債項百份比分拆為五年期之定期貸款，年利率按香港銀行同業三個月拆息率加1厘計算。本金將由二零零一年八月三十日起開始償還，而每隔六個月，11,000,000港元將參照各銀行之剩餘債務百份比按比例支付予每一銀行。在第五年結束後，定期貸款之餘額將會全數償還。定期貸款之利息每季支付。

上述可換股債券及定期貸款乃以下列各項作抵押：(i)現時一切仍全面生效之擔保及抵押；及(ii)根據一項與銀行集團於一九九九年十二月七日達成之暫緩還款及攤分抵押安排(已於二零零零年一月十四日失效)之條款所提供之擔保。進一步之抵押將以下述各項作抵押提供：(i)將授予本集團作為營運資金之銀行信貸；(ii)銀行集團抵押代理人所持有之任何存款戶口；及(iii)銀行集團任何一間銀行所提供之任何新信貸。

上述債務重整計劃已於二零零零年十二月十五日完成。藉此，約30,060,000港元的債務豁免收益(已減去上述b(i)提及有關直接費用後)已反映在截至二零零一年三月三十一日止年度的綜合損益表上。

根據二零零零年十二月十五日售股建議協議，銀行集團代理人經售股途徑已出售86,873,344港元的無息債券(以每股0.2港元價錢兑換本公司之普通股)(附註25)。據此，本公司之合資格股東已向銀行集團代理人以每股0.05港元購入434,366,720股本公司之普通股股票。

4. 分部資料

(a) 地理分佈

本集團收入主要源自北美洲及中國客戶，而本集團的商業活動均在香港及中國大陸內進行。本集團對外銷售客戶地理分佈如下：

	美國		加拿大		中國		歐洲及其他地區		總額	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
對外銷售	235,424	222,621	31,809	23,444	132,727	124,324	34,789	34,101	434,749	404,490
毛利	64,587	52,112	9,225	6,874	54,362	45,965	9,894	9,795	138,068	114,746

本集團的生產設施全部放置於中國大陸，因此，按地理分佈的資產、負債及資本性開支的資料分析並無詳列。

(b) 本集團的銷售及業績超過90%是由製造及買賣家居用品產生，故毋需提供業務分部資料。

5. 營業額及其他收入

營業額及其他收入之分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
營業額	434,749	404,490
銷售貨品	434,749	404,490
其他收入		
匯兌收益淨額	—	358
經營租約土地及樓宇之租金收入(已扣除開支)	454	457
利息收入	1,671	3,538
其他	1,358	947
	3,483	5,300
收入總額	438,232	409,790


47

6. 主要客戶

本年度，本集團最大客戶佔總銷售額約29%(二零零一年：29%)。

7. 經營業務之溢利

經營業務之溢利已扣除及計入下列各項：

	本集團	
	二零零二年 千港元	二零零一年 千港元
已扣除：		
核數師酬金	800	700
折舊：		
自置固定資產	40,868	44,595
租賃固定資產	3,284	3,378
	44,152	47,973
土地及樓宇之經營租約租金	5,858	6,088
薪酬及薪金(包括董事酬金)	57,264	57,826
匯兌虧損淨額	86	—
出售固定資產之虧損	503	1,849
聯營公司減值準備	—	843
呆壞賬撥備	1,940	—
遣散費	1,193	1,489
已計入：		
匯兌收益淨額	—	358
回撥呆壞存貨撥備	6,593	166
回撥折舊準備	—	5,452
銀行存款利息收入	1,671	3,538
租金收入(已扣除開支)	454	457
回撥聯營公司減值準備	85	—
回撥呆壞賬撥備	—	1,043


48

8. 淨財務費用

	本集團	
	二零零二年 千港元	二零零一年 千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款及透支	7,676	26,173
可換股債券	2,291	645
融資租約	689	1,098
財務費用總額	10,656	27,916
減：資本化之在建工程利息	(61)	(1,741)
	10,595	26,175

9. 董事酬金

根據聯交所頒佈之上市規則及香港公司條例第161條之規定而披露之董事酬金詳情如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
袍金：		
非執行董事	140	58
獨立非執行董事	580	367
	720	425
其他酬金：		
執行董事：		
基本薪金、住屋福利、其他津貼及實物利益	2,280	1,734
退休計劃供款	24	8
	3,024	2,167

董事酬金以董事數目及酬金範圍劃分如下：

	本集團 董事數目	
	二零零二年	二零零一年
零－1,000,000港元	6	13
1,000,001港元－1,500,000港元	2	1
	8	14

本年內，並無訂立董事免收或同意免收任何酬金之安排。


49

10. 五名最高薪酬僱員

本集團五名最高薪酬僱員包括兩名(二零零一年：一名)本公司董事，其酬金詳情已載於上文附註9。餘下三名(二零零一年：四名)最高薪酬僱員之酬金詳情如下：

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
基本薪金、住屋福利、其他津貼及實物利益	2,675	4,597
退休計劃供款	31	11
	2,706	4,608

他們的酬金於下列範圍之內：

	本集團 僱員人數 二零零二年	本集團 僱員人數 二零零一年
零－1,000,000港元	2	2
1,000,001港元－1,500,000港元	1	2
	3	4


50

11. 稅項

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
香港		
本年度撥備	235	－
回撥以前年度準備	－	(27)
中國大陸		
本年度撥備	174	659
以前年度準備不足	－	470
遞延稅項(附註24)	1,721	(1,000)
本年度稅項支出	2,130	102

香港利得稅乃按本年度香港業務應佔之估計應課稅溢利，以16%稅率計算。海外溢利之稅項乃根據估計該年度應課稅溢利按其管轄權區域內之通用稅率計算。

本集團於中國大陸註冊之附屬公司由首個經營業務獲利年度起計扣除以前虧損後，可獲豁免繳納兩年所得稅，而其後三年之所得稅則可獲減免50%。本年度，中國大陸附屬公司的中國大陸所得稅於二零零一年四月一日至二零零一年十二月三十一日為已減的稅率7.5%及於二零零二年一月一日至二零零二年三月三十一日的稅率15%按估計應課稅溢利計算。

12. 股東應佔日常業務溢利淨額

已在本公司之財務報表中處理之股東應佔日常業務溢利淨額約98,000港元(二零零一年:3,916,000港元)。

13. 每股基本溢利

每股基本溢利乃根據本年度之股東應佔日常業務溢利淨額約15,690,000港元(二零零一年:5,681,000港元)及本年度已發行普通股之加權平均數868,733,440股(二零零一年:508,149,560股)計算(附註14)。

14. 每股攤薄溢利

計算每股攤薄溢利的方法乃根據本年度調整後之股東應佔溢利約17,610,000港元(二零零一年:6,243,000港元)及假設把所有可換股債券於二零零一年四月一日兑換成股份,發行後之普通股加權平均股數為1,304,366,720股(二零零一年:635,855,755股)。

用於計算每股基本和攤薄溢利的普通股數量的對賬如下:

	本集團	
	二零零二年	二零零一年
計算每股基本溢利使用之加權平均普通股股數(附註13)	868,733,440	508,149,560
視為無代價發行之普通股股數	435,633,280	127,706,195
計算每股攤薄溢利使用之加權平均普通股股數	1,304,366,720	635,855,755


51

15. 固定資產

	本集團								
	二零零二年								二零零一年
	租約土地及樓宇 千港元	租約物業裝修 千港元	廠房設備及機器 千港元	傢俬、固定裝置、辦公室及電腦設備 千港元	汽車 千港元	模具 千港元	在建工程 千港元	總計 千港元	總計 千港元
成本									
年初	327,047	20,193	89,766	34,621	14,947	134,141	3,334	624,049	606,582
添置	963	482	1,545	1,401	49	13,333	5,373	23,146	24,341
出售	(220)	(221)	(719)	(6,651)	(605)	(13,195)	–	(21,611)	(6,874)
由在建工程轉入	3,318	1,189	3,800	400	–	–	(8,707)	–	–
年終	331,108	21,643	94,392	29,771	14,391	134,279	–	625,584	624,049
累計折舊：									
年初	21,982	10,770	70,634	25,661	11,511	87,404	–	227,962	189,260
本年折舊	7,113	2,716	7,716	3,800	1,763	21,044	–	44,152	42,521
出售	(112)	(150)	(618)	(5,788)	(576)	(10,315)	–	(17,559)	(3,819)
重新分類	(192)	192	–	–	–	–	–	–	–
年終	28,791	13,528	77,732	23,673	12,698	98,133	–	254,555	227,962
賬面淨值：									
年終	302,317	8,115	16,660	6,098	1,693	36,146	–	371,029	396,087
年初	305,065	9,423	19,132	8,960	3,436	46,737	3,334	396,087	417,322

本集團所持有租約土地及樓宇分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
按中期租約持有：		
香港	29,141	29,801
中國大陸	273,176	275,264
	302,317	305,065

15. 固定資產(續)

本集團之全部資產已作約129,500,000港元(二零零一年：155,600,000港元)銀行貸款及約87,100,000港元(二零零一年：87,100,000港元)可換股債券抵押之用。

於二零零二年三月三十一日，固定資產淨值中包括有按融資租約持有賬面淨值2,860,000港元(二零零一年：6,825,000港元)之廠房設備及機器。

本集團所有在建工程均位於香港以外地區按中期租約持有。截至二零零二年三月三十一日止年度內租約土地及樓宇包括一筆約61,000港元(二零零一年：1,741,000港元)之撥充資本利息。

	本集團	
	二零零二年 千港元	二零零一年 千港元
資本化利息	61	1,741
加權平均撥充資本息率	4%	8%

16. 於附屬公司之權益

	本公司	
	二零零二年 千港元	二零零一年 千港元
非上市股份，成本值	158,598	158,598
附屬公司所欠款項	578,030	586,578
欠附屬公司款項	(67,282)	(53,270)
	669,346	691,906
減：減值準備	(294,121)	(293,834)
	375,225	398,072

與附屬公司之結餘乃無抵押、免息及沒有固定還款期。

根據董事之意見，截至二零零二年三月三十一日止本集團附屬公司之實際價值不低於其賬面值。

截至二零零二年三月三十一日本集團主要之附屬公司資料載於附註34。



17. 於聯營公司之權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
所佔資產淨值	1,426	1,041
一間聯營公司所欠款項	818	844
減值準備	(758)	(843)
	1,486	1,042

與聯營公司之結餘乃無抵押，免息及沒有固定還款期。

本集團持有一間於香港註冊成立之公司達培實業有限公司之已發行股本40%權益。該公司在香港從事五金產品製造及貿易之業務。

董事認為聯營公司於二零零二年三月三十一日實際價值不低於該日之賬面價值。


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18. 應收貿易賬款及票據

	本集團	
	二零零二年	二零零一年
	千港元	千港元
應收貿易賬款	83,000	77,901
應收票據	5,111	4,025
	88,111	81,926
減：呆壞賬撥備	(11,077)	(9,137)
	77,034	72,789

本集團之應收貿易賬款及票據賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
		(附註35)
少於一個月	35,924	32,161
一個月到二個月	20,780	21,141
二個月到三個月	12,075	9,852
三個月到六個月	9,116	7,214
六個月到一年	4,776	4,410
超過一年	5,440	7,148
	88,111	81,926
減：呆壞賬撥備	(11,077)	(9,137)
	77,034	72,789

應收貿易賬款客戶數期約為三十天到六十天。

19. 存貨

	本集團	
	二零零二年 千港元	二零零一年 千港元
原料	21,502	24,448
在製品	12,880	12,309
製成品	36,539	37,143
	70,921	73,900
減：呆壞存貨撥備	(18,285)	(24,878)
	52,636	49,022

20. 銀行貸款

	本集團		本公司	
	二零零二年 千港元	二零零一年 千港元 (附註35)	二零零二年 千港元	二零零一年 千港元
銀行貸款：				
有抵押	90,042	116,467	87,641	109,641
以上銀行借貸償還時間如下：				
銀行貸款：				
一年內或催繳時	24,401	26,395	22,000	22,000
一年到二年	22,000	24,431	22,000	22,000
二年到五年	43,641	65,641	43,641	65,641
五年共償還	90,042	116,467	87,641	109,641
部份列作流動負債	(24,401)	(26,395)	(22,000)	(22,000)
長期部份	65,641	90,072	65,641	87,641

截至二零零二年三月三十一日止年度內，長期銀行借貸由本集團的固定資產作抵押(見附註15)。

21. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
少於三個月	25,665	18,218
三個月至六個月	1,818	1,989
六個月至一年	1,245	224
超過一年	295	1,391
	29,023	21,822

22. 應付之融資租約

	本集團	
	二零零二年 千港元	二零零一年 千港元
根據融資租約上所列最低融資款項：		
不多於一年	4,271	4,983
多於一年但少於五年	—	4,116
最低融資租約付款總額	4,271	9,099
日後財務費用	(221)	(885)
融資租約淨總額	4,050	8,214
減：一年內支付的列作流動負債	(4,050)	(4,311)
長期部份	—	3,903
根據融資租約的應付金額的現值：		
不多於一年	4,050	4,311
多於一年但少於五年	—	3,903
	4,050	8,214
減：一年內支付的列作流動負債	(4,050)	(4,311)
	—	3,903

23. 資產負債表附加財務資料

於二零零二年三月三十一日，本集團之流動資產淨值約為39,608,000港元（二零零一年：25,917,000港元）。而同日總資產減去流動負債額約為412,123,000港元（二零零一年：423,046,000港元）。

24. 遞延稅項

	本集團	
	二零零二年 千港元	二零零一年 千港元
年初	834	1,834
時間差異準備（附註11）	1,721	–
回撥之時間差異（附註11）	–	(1,000)
年終	2,555	834

本集團之遞延稅項負債為加速折舊減免而引起之稅項時差數，但並沒有計入稅務虧損為遞延稅項資產。

於二零零二年三月三十一日，本集團及本公司沒有其他未提準備的重大遞延稅項。



25. 可換股債券

	本集團及本公司	
	二零零二年	二零零一年
	千港元	千港元
無息債券：		
年初	30,000	–
本年發行	–	116,873
本年轉換	–	(86,873)
年終	30,000	30,000
4厘債券：		
年初	57,127	–
本年發行	–	57,127
年終	57,127	57,127
總額	87,127	87,127

根據債務重組契約，本公司發行了116,873,344港元之無息債券及57,126,656港元之4厘債券。無息債券及4厘債券乃按其票面值發行及本公司須付分別零息及4厘之年息。本公司有權在二零零五年十二月十五日前任何時間內以其票面值及未付之利息作價贖回部份或所有之可換股債券。本公司及本集團對發行無息及4厘之債券作無條件及不可設回之擔保。

由於本公司有贖回的權利，該等無息債券及4厘債券之持有者可在二零零五年十二月十五日當日或之前任何時間作價每股0.20港元兌換成本公司票面值0.10港元的已繳足普通股股票。兌換股票價仍按著債務重組協議有關發行無息債券及4厘債券所提及之不同情況而調整。

根據在二零零一年一月份股份銷售之規定，本公司發行了434,366,720股每股面值0.1港元普通股，乃是根據無息債券持有人以每股0.20港元兌換手上持有相等於面值約86,873,000港元之無息債券（附註3）。經過股份銷售之後，股本及股份溢價總數分別增加43,436,672港元。

根據債務重組契約，本集團除以上所述外須遵從以下財務條件：

(a) 截至二零零二年及二零零三年十二月三十一日止年度內，資本與負債比率各自不超過130%及100%；

(b) 截至二零零二年及二零零三年十二月三十一日止年度內，未計入財務費用和税項之溢利除以利息費用之比率不少於1.5倍；

(c) 截至二零零二年及二零零三年十二月三十一日止年度內，有形資產減去負債的淨值各自不少於165,000,000港元及200,000,000港元。

26. 股本

	本集團及本公司	
	二零零二年 千港元	二零零一年 千港元
法定：		
4,000,000,000股（二零零一年：4,000,000,000股）每股面值0.10港元之普通股	400,000	400,000
已發行及繳足：		
868,733,440股（二零零一年：868,733,440股）每股面值0.10港元之普通股	86,873	86,873

27. 購股權計劃

本公司股東於一九九五年九月二十日批准之購股計劃授予本公司董事可自行決定邀請本公司及其附屬公司之全職僱員或執行董事以1港元價錢行使每個購股權以認購本公司之普通股。每個購股權可以認購本公司一股普通股，而該認購價由董事會釐定，但不少於本公司股份在聯交所於授出購股權日期之前五個交易日所公佈的每日報價表上80%的平均收市價或股份票面值（以較高者為準）。董事會於派發日期的任何時間可決定購股權的行使的程度。


60

於結算日，本公司無任何尚未行使之購股權：

派發日期	尚未行使之購股權數目 截至二零零二年 三月三十一日	尚未行使之購股權數目 截至二零零一年 三月三十一日	每股認購價	行使期
一九九六年十月七日	–	1,000,000	1.68港元	一九九六年十月七日至二零零一年十月六日

本年度內所有購股權均已到期，並且沒有任何購股權被行使及派發。

28. 儲備

本集團及本公司在本年內儲備之變動分析如下：

本集團	二零零二年 股份溢價 千港元	資本贖回 儲備 千港元	兌換變動 儲備 千港元	繳納盈餘 千港元	累積虧損 千港元	總數 千港元	二零零一年 總數 千港元
年初	282,049	1,265	139	51	(132,103)	151,401	102,283
股份銷售(附註3)	–	–	–	–	–	–	43,437
本年溢利淨額	–	–	–	–	15,690	15,690	5,681
年終	282,049	1,265	139	51	(116,413)	167,091	151,401
本公司及附屬公司	282,049	1,265	139	51	(117,474)	166,030	150,725
聯營公司	–	–	–	–	1,061	1,061	676
	282,049	1,265	139	51	(116,413)	167,091	151,401

本公司	二零零二年 股份溢價 千港元	資本贖回 儲備 千港元	繳納盈餘 千港元	累積虧損 千港元	總數 千港元	二零零一年 總數 千港元
年初	282,049	1,265	158,398	(292,076)	149,636	102,283
股份銷售(附註3)	–	–	–	–	–	43,437
本年溢利淨額	–	–	–	98	98	3,916
年終	282,049	1,265	158,398	(291,978)	149,734	149,636

28. 儲備(續)

根據中國大陸法例及法規，外資公司須將其年度部份純利撥入法定儲備，包括普通儲備、企業發展基金、員工福利及紅利基金等項目。

本集團在中國大陸境內之附屬公司是屬於外資公司，按規定，這些公司須從其除税後溢利中提不少於百份之十作普通儲備直至儲備額達註冊資本的百份之五十為止。動用普通儲備必須得到有關當局批准及其用途僅限於充減累計虧損及增加股本。而動用企業發展基金亦必須得到有關當局批准及其用途僅限於增加股本。員工福利及紅利基金則僅限於該中國大陸境內附屬公司員工福利之用，而動用企業發展基金及員工福利及紅利基金與否則由該中國大陸境內附屬公司之董事局決定。

本集團在中國大陸境內之附屬公司因錄得累積虧損，故沒有撥入法定儲備。

本集團之繳納盈餘為其附屬公司在被本集團收購日當天股份之面值及本公司作為收購代價於一九九五年本集團重組之日發行之股份面值之差額。

根據百慕達一九八一年公司法(經修訂)，本公司之繳納盈餘可作分派用途。然而，在下列情況下，本公司不得以繳納盈餘宣派或派付股息或作出分派：

(a) 作出分派後會導致無法償還到期債項；或

(b) 其資產之可變現淨值低於其債項、已發行股本及股份溢價之總和。

29. 綜合現金流量表附註

(a) 經營溢利與經營業務現金流入淨額之調節：

	本集團	
	二零零二年 千港元	二零零一年 千港元
經營溢利	28,030	2,302
利息收入	(1,671)	(3,538)
回撥呆壞存貨撥備	(6,593)	(166)
呆壞賬撥備	1,940	–
回撥呆壞賬撥備	–	(1,043)
回撥聯營公司減值撥備	(85)	–
聯營公司減值撥備	–	843
固定資產折舊	44,152	42,521
出售固定資產虧損	503	1,849
應收貿易賬款及票據、預付款項、按金及其他應收賬款之(增加)減少	(3,660)	11,040
存貨之減少	2,979	24,009
一間聯營公司欠款之減少	26	118
應付貿易賬項、其他應付賬款及應計費用之增加(減少)	6,269	(39,670)
長期應付賬款之增加	–	2,836
經營業務現金流入淨額	71,890	41,101


63

(b) 本年度融資變動之分析：

	二零零二年					二零零一年
	股本及溢價 千港元	應付融資租約 千港元	銀行貸款 千港元	可換股債券 千港元	總數 千港元	總數 千港元
年初	368,922	8,214	175,631	87,127	639,894	505,259
銀行透支及進口貸款重新分賬自現金等值	–	–	–	–	–	153,572
應付利息費用	–	–	–	–	–	22,285
債務豁免收益	–	–	–	–	–	(30,060)
新訂融資租約	–	–	–	–	–	775
滙兑差異	–	–	343	–	343	–
融資之現金流出淨額	–	(4,164)	(32,683)	–	(36,847)	(11,937)
年終	368,922	4,050	143,291	87,127	603,390	639,894

30. 或然負債

於二零零二年三月三十一日，本公司已向與本公司之附屬公司貸款之銀行作出擔保。

31. 承擔

(a) 資本承擔

	本集團	
	二零零二年 千港元	二零零一年 千港元
已承諾及已簽訂合約之：		
購買土地及樓宇，及廠房設備及機器	1,073	825
已承諾但沒有簽訂合約之：		
購買廠房設備及機器	—	1,761
	1,073	2,586

於二零零二年三月三十一日，本公司沒有資本承擔(二零零一年：無)。

(b) 經營租約承擔

於二零零二年三月三十一日，按不可撤銷的營業租賃租約，本集團應付的最低租金總額如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元 (附註35)
物業		
一年內	3,789	3,793
二年到五年	4,288	904
五年後	12	—
	8,089	4,697

32. 銀行貸款

除附註3所述之銀行債務，本集團銀行累計信貸額約為81,800,000港元（二零零一年：85,900,000港元）作透支、出口融資及流動資金用途，同日未用之信貸額約為26,200,000港元（二零零一年：19,900,000港元）。該信貸額有下列之抵押：

(a) 本公司連同其三間全資附屬公司提供公司擔保予授予本集團一般銀行信貸之一間銀行；

(b) 由銀行集團抵押代理人持有之本集團受限制銀行存款約42,140,000港元（二零零一年：41,029,000港元）。如本集團欲動用此存款，事先須得銀行集團批核，而該筆存款之年息率為1.3%－4.7%（二零零一年：4.9%至6.5%）。

(c) 本集團的部分租約土地及樓宇共約108,620,000港元（二零零一年：111,059,000港元），用作抵押41,800,000港元銀行貸款（二零零一年：45,900,000港元）。

33. 退休福利基金安排

自二零零零年十二月一日起，本集團已安排其在香港聘用之僱員參加強制性公積金計劃（「強積金計劃」）。強積金計劃乃根據該年內頒佈之強制性公積金條例而成立，根據強積金計劃及強積金條例規定，本集團與每位僱員分別負責該僱員每月薪金5%之供款，不論僱主或僱員之供款乃按每月不超過20,000港元薪金而計算，如僱員每月薪金少於4,000港元，僱員之供款則屬自願性質。

於本年度內，本集團的強積金僱主供款總額約496,000港元（二零零一年：182,000港元）。

34. 主要附屬公司資料

於二零零二年三月三十一日的主要附屬公司資料如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊資本面值	本公司應佔股本百分比	主要業務
直接持有				
Magician Investments (BVI) Limited	英屬處女群島	6美元普通股	100%	投資控股
Treasure Trend Development Limited	英屬處女群島	1美元普通股	100%	投資控股
間接持有				
大潤發展有限公司	香港	3港元普通股	100%	採購紙張、塑膠及五金物料及產品
Magicgrand Development Limited	英屬處女群島	1美元普通股	100%	塑膠及五金產品之貿易
江氏通達有限公司	香港	5港元普通股	100%	塑膠及五金產品之推銷及貿易
金達塑膠五金製品（深圳）有限公司	中華人民共和國	180,000,000港元註冊資本	100%	塑膠及五金產品之製造及貿易
驕銘有限公司	香港	3港元普通股	100%	塑膠及五金產品之推銷及貿易
勵高（中國）有限公司	香港	2港元普通股	100%	塑膠及五金產品之推銷及貿易
金達實業有限公司	香港	251,000港元普通股	100%	塑膠及五金產品之推銷及貿易
Hopeward Holdings Limited	英屬處女群島	1美元普通股	100%	物業持有
Falton Investment Limited	香港	2港元普通股	100%	物業持有

除Magicgrand Development Limited及金達塑膠五金製品（深圳）有限公司於中國大陸經營外，其他所有附屬公司均在香港經營。

董事認為上表列示了主要影響本年度業績或組成本集團大部份資產淨值之附屬公司。董事認為提供其他附屬公司之詳情可能會造成冗長。

35. 比較數額

二零零一年若干比較數字已作出調整，以符合本年度賬項列呈方式及新會計實務準則披露要求。

主要的調整包括將綜合資產負債表上短期銀行貸款列入長期銀行貸款之即期部份及有關營業租約承擔披露的比較資料進行了重列，以符合會計實務準則14號(修訂本)「租賃」的要求。

36. 財務報告之批准

由第33至67頁之財務報表於二零零二年六月二十四日經董事會批准並授權刊發。


67

五年財政年度之撮要

以下為本集團於過去五個財政年度之綜合業績及資產與負債，乃摘錄自本集團已刊發之已審核財務報表，並已作出適當之重新分類：

	截至三月三十一日止年度				
	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元
營業額					
持續經營業務	434,749	404,490	494,525	608,634	574,179
已終止經營業務	—	—	87,741	105,222	102,942
	434,749	404,490	582,266	713,856	677,121
經營溢利（虧損）					
持續經營業務	17,435	6,187	(118,781)	(259,042)	66,041
已終止經營業務	—	—	445	4,730	14,044
	17,435	6,187	(118,336)	(254,312)	80,085
應佔聯營公司業績	385	(330)	(230)	(239)	55
除稅前溢利（虧損）	17,820	5,857	(118,566)	(254,551)	80,140
稅項	(2,130)	(102)	(310)	(1,045)	(3,265)
未計少數股東權益前溢利（虧損）	15,690	5,755	(118,876)	(255,596)	76,875
少數股東權益	—	(74)	340	(1,924)	(6,792)
股東應佔日常業務溢利（虧損）淨額	15,690	5,681	(118,536)	(257,520)	70,083



	於三月三十一日				
	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元
資產及負債					
總資產	564,370	578,391	636,521	784,148	1,214,447
總負債	(310,406)	(340,117)	(490,875)	(519,935)	(620,679)
少數股東權益	—	—	74	48	(87,766)
淨資產	253,964	238,274	145,720	264,261	506,002



MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

Flat E - H, 24/F., Phase II, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, Hong Kong.
香港荃灣沙咀道五十七號
荃運工業中心第二期二十四樓E - H座